KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2013

This management's discussion and analysis ("MD&A"), prepared as of July 31, 2013, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of June 30, 2013, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2013 (the “interim financial statements”) and the notes thereto.  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2012 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The June 30, 2013 interim financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and six months ended June 30, 2013, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic difficulties.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, euro, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts, gold price and per ounce amounts)	Three months ended June 30,				Six months ended June 30,
	2013	2012	Change	% Change (f)	2013	2012	Change	% Change (f)
Operating Highlights
Total gold equivalent ounces (a), (e)
Produced (c)	661,636	654,243	7,393	1%	1,317,246	1,266,081	51,165	4%
Sold (c)	695,541	656,447	39,094	6%	1,347,738	1,285,952	61,786	5%

Gold equivalent ounces from continuing operations (a),(d)
Produced (c)	661,636	639,138	22,498	4%	1,317,246	1,235,087	82,159	7%
Sold (c)	695,541	640,836	54,705	9%	1,347,738	1,253,188	94,550	8%

Total attributable gold equivalent ounces (a), (e)
Produced (c)	655,381	647,877	7,504	1%	1,304,278	1,252,124	52,154	4%
Sold (c)	689,501	650,149	39,352	6%	1,334,753	1,271,829	62,924	5%

Attributable gold equivalent ounces from continuing operations (a),(d)
Produced (c)	655,381	632,772	22,609	4%	1,304,278	1,221,130	83,148	7%
Sold (c)	689,501	634,538	54,963	9%	1,334,753	1,239,065	95,688	8%

Financial Highlights from Continuing Operations (d)
Metal sales	$ 968.0	$ 1,005.6	$ (37.6)	(4%)	$ 2,026.1	$ 2,010.7	$ 15.4	1%
Production cost of sales	$ 513.5	$ 464.1	$ 49.4	11%	$ 989.2	$ 915.8	$ 73.4	8%
Depreciation, depletion and amortization	$ 210.1	$ 157.0	$ 53.1	34%	$ 437.8	$ 299.5	$ 138.3	46%
Impairment charges	$ 2,433.1	$ -	$ 2,433.1	100%	$ 2,433.1	$ -	$ 2,433.1	100%
Operating earnings (loss)	$ (2,283.7)	$ 259.2	$ (2,542.9)	nm	$ (2,031.0)	$ 561.2	$ (2,592.2)	nm
Net earnings (loss) from continuing operations attributable to common shareholders	$ (2,481.9)	$ 113.9	$ (2,595.8)	nm	$ (2,319.5)	$ 212.5	$ (2,532.0)	nm
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$ (2.17)	$ 0.10	$ (2.27)	nm	$ (2.03)	$ 0.19	$ (2.22)	nm
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$ (2.17)	$ 0.10	$ (2.27)	nm	$ (2.03)	$ 0.19	$ (2.22)	nm
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$ 119.5	$ 156.8	$ (37.3)	(24%)	$ 291.9	$ 353.8	$ (61.9)	(17%)
Adjusted net earnings from continuing operations per share (b)	$ 0.10	$ 0.14	$ (0.04)	(29%)	$ 0.26	$ 0.31	$ (0.05)	(16%)
Net cash flow of continuing operations provided from operating activities	$ 106.4	$ 79.1	$ 27.3	35%	$ 471.7	$ 461.2	$ 10.5	2%
Adjusted operating cash flow from continuing operations (b)	$ 256.7	$ 268.0	$ (11.3)	(4%)	$ 670.4	$ 586.2	$ 84.2	14%
Average realized gold price per ounce from continuing operations	$ 1,394	$ 1,568	$ (174)	(11%)	$ 1,505	$ 1,605	$ (100)	(6%)
Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$ 738	$ 724	$ 14	2%	$ 734	$ 731	$ 3	0%
Attributable(a) production cost of sales from continuing operations per equivalent ounce (c) sold(b)	$ 737	$ 724	$ 13	2%	$ 734	$ 731	$ 3	0%
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$ 697	$ 659	$ 38	6%	$ 686	$ 657	$ 29	4%
Attributable(a) all-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$ 1,072	$ 970	$ 102	11%	$ 1,034	$ 1,180	$ (146)	(12%)

(a)	Total includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
"Adjusted net earnings from continuing operations attributable to common shareholders", "Adjusted net earnings from continuing operations per share", "Adjusted operating cash flow from continuing operations",  "Consolidated production cost of sales from continuing operations per equivalent ounce sold", "Attributable production cost of sales from continuing operations per equivalent ounce sold", "Attributable production cost of sales from continuing operations per ounce sold on a by-product basis" and "Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis" are non-GAAP measures.  The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2013 was 61.14:1 ( 2012 - 54.77:1).  The ratio for the first six months of 2013 was 57.21:1 (2012: 53.17:1).

(d)
On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte ("FDN"). On June 28, 2012, the Company disposed of its interest in Crixás.  As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(e)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.
(f) "nm" means not meaningful.

Consolidated Financial Performance

Unless otherwise stated, “attributable” production and sales includes only Kinross’ share of Chirano (90%).

Second quarter 2013 vs. Second quarter 2012

Kinross’ attributable production from continuing operations increased by 4% compared with the same period in 2012, primarily due to increases in production at Fort Knox and Tasiast due to higher mill grades and improved leach performance.  In addition, production at Kettle River-Buckhorn and La Coipa increased due to higher gold grades and recoveries.  These increases were partially offset by decreases in production resulting from the scheduled decline in grades at Kupol, Round Mountain and Maricunga.

During the second quarter of 2013, metal sales from continuing operations decreased to $968.0 million, from $1,005.6 million in the second quarter of 2012, largely due to a decrease in the average gold price realized, partially offset by an increase in gold equivalent ounces sold.  The average gold price realized from continuing operations decreased to $1,394 per ounce in the second quarter of 2013 from $1,568 per ounce in the same period of 2012.

Production cost of sales from continuing operations increased to $513.5 million in the second quarter of 2013 from $464.1 million in the same period of 2012, primarily due to an increase in gold equivalent ounces sold.

During the second quarter of 2013, depreciation, depletion and amortization from continuing operations increased by 34% compared with the second quarter of 2012, primarily due to an increase in gold equivalent ounces sold at La Coipa, Fort Knox, and Tasiast and an increase in the depreciable asset base at La Coipa, Paracatu, Maricunga, Tasiast and Fort Knox.  These increases were partially offset by a decrease in the gold equivalent ounces sold at Chirano.

As at June 30, 2013, the Company identified the recent and continued decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment.  Upon the identification of these indicators, the Company performed an impairment assessment to determine the recoverable amount of its cash generating units (“CGUs”) using updated assumptions and estimates.  The forecasted production output and capital expenditures included in the life of mine plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.  As a result of the impairment assessment, the Company recorded after-tax non-cash impairment charges of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and goodwill and property, plant and equipment impairment aggregating $954.6 million at several of its other CGUs.  The property, plant and equipment impairment charges are net of a tax recovery of $108.7 million.  The resulting non-cash impairment charges were primarily a result of the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

Operating loss from continuing operations was $2,283.7 million compared with operating earnings from continuing operations of $259.2 million during the second quarter of 2012.  The change was primarily due to the impairment charges noted above in addition to increases in production cost of sales and depreciation, depletion and amortization, and a decrease in metal sales.

Net loss from continuing operations attributable to common shareholders for the second quarter of 2013 was $2,481.9 million, or $2.17 per share, compared with net earnings attributable to common shareholders of $113.9 million, or $0.10 per share, in the second quarter of 2012.  The change in net earnings (loss) from continuing operations attributable to common shareholders was primarily a result of the operating loss described above and an impairment charge of $219.0 million related to the Company’s investment in Cerro Casale, which was recorded in other income (expense), partially offset by a decrease in income tax expense.  During the second quarter of 2013, income tax recovery was $53.6 million, including a recovery of $108.7 million due to a re-measurement of deferred tax liabilities in respect of impairment charges, compared with an income tax expense of $104.5 million for the same period in 2012.  The Company’s effective tax rate for the second quarter of 2012 was 47.8%, compared with an effective tax rate of 2.1% for the second quarter of 2013, or 44.2% without the impairment recovery.  The decrease in the Company’s effective tax rate for the quarter, excluding the impairment recovery, was largely due to the impact of foreign exchange rate fluctuations on deferred taxes and differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Adjusted net earnings from continuing operations attributable to common shareholders was $119.5 million, or $0.10 per share, for the second quarter of 2013 compared with $156.8 million, or $0.14 per share, for the same period in 2012.  The decrease in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to the increases in production cost of sales and depreciation, depletion and amortization as well as a decrease in metal sales as described above.

Net cash flow of continuing operations provided from operating activities increased to $106.4 million in the second quarter of 2013 from $79.1 million in the same period of 2012, primarily due to a decrease in exploration and business development costs and more favourable working capital changes.

The adjusted operating cash flow from continuing operations decreased by 4% in the second quarter of 2013, mainly due to a decrease in metal sales, partially offset by a decrease in exploration and business development costs.

Attributable production cost of sales from continuing operations per equivalent ounce sold increased by 2% in the second quarter of 2013 compared with the same period in 2012, primarily due to an increase in production cost of sales as noted above.

Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis was $1,072 in the second quarter of 2013 compared with $970 in the second quarter of 2012, with the change primarily due to timing of sustaining capital expenditures.

On June 10, 2013, Kinross announced that it would not proceed with further development of the Fruta del Norte (“FDN”) project in Ecuador, and as a result, FDN has been reclassified as a discontinued operation in the current and comparative periods.  Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013.

First six months of 2013 vs. First six months of 2012

Kinross’ attributable production from continuing operations increased by 7% in the first six months of 2013 compared with the same period in 2012, primarily due to increases in production at Fort Knox and Tasiast due to higher mill grades and improved leach performance.  In addition, production at La Coipa increased due to higher gold grades and recoveries.  These increases were partially offset by decreases in production resulting from the scheduled decline in grades at Kupol, Round Mountain and Maricunga.

Metal sales from continuing operations for the first six months of 2013 were $2,026.1 million, a 1% increase compared with the first six months of 2012.  The slight increase in metal sales was due to higher gold equivalent ounces sold, offset by a decrease in metal prices realized.  The average realized gold price from continuing operations decreased to $1,505 per ounce in the first six months of 2013 from $1,605 per ounce in the first half of 2012.

Production cost of sales from continuing operations increased by 8% to $989.2 million in the first six months of 2013 compared with $915.8 million in the first six months of 2012, primarily due to an increase in gold equivalent ounces sold.

Depreciation, depletion and amortization from continuing operations increased to $437.8 million in the first six months of 2013 compared with $299.5 million in the same period of 2012, primarily due to an increase in gold equivalent ounces sold at La Coipa, Fort Knox, and Tasiast and an increase in the depreciable asset base at La Coipa, Paracatu, Maricunga, Tasiast and Fort Knox.  These increases were partially offset by decreases in the gold equivalent ounces sold at Kupol and Chirano.

As at June 30, 2013, the Company identified the recent and continued decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment.  Upon the identification of these indicators, the Company performed an impairment assessment to determine the recoverable amount of its CGUs using updated assumptions and estimates.  The forecasted production output and capital expenditures included in the life of mine plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.  As a result of the impairment assessment, the Company recorded after-tax non-cash impairment charges of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and goodwill and property, plant and equipment impairment aggregating $954.6 million at several of its other CGUs.  The property, plant and equipment impairment charges are net of a tax recovery of $108.7 million.   The resulting non-cash impairment charges were primarily a result of the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

Operating loss from continuing operations was $2,031.0 million in the first six months of 2013 compared with operating earnings from continuing operations of $561.2 million in the first six months of 2012.  This was largely due to the impairment charges noted above in addition to increases in production cost of sales and depreciation, depletion and amortization, partially offset by an increase in metal sales and a decrease in exploration and business development costs.

Net loss from continuing operations attributable to common shareholders for the second quarter of 2013 was $2,319.5 million, or $2.03 per share compared with net earnings from continuing operations attributable to common shareholders of $212.5 million or $0.19 per share in the first six months of 2012.  The change was primarily a result of the operating loss as described above and an impairment charge of $219.0 million related to the Company’s investment in Cerro Casale, which was recorded in other income (expense), partially offset by a decrease in income tax expense.  Income tax expense during the first six months of 2013 was $19.2 million, compared with an income tax expense of $318.5 million in the same period of 2012.  The $19.2 million expense in 2013 included a $108.7 million recovery, due to a re-measurement of deferred tax liabilities in respect of impairment charges.  The tax expense of $318.5 million for 2012 included $110.3 million related to a re-measurement of deferred tax liabilities, as a result of an increase in the income tax rate in Ghana in that year.  Excluding the impact of the re-measurements of the deferred tax liability in both 2012 and 2013, the Company’s effective tax rate for the first six months of 2012 was 39.8%, compared with an effective tax rate of 44.2% for the first six months of 2013.  Excluding the adjustment for the Ghanaian tax rate increase in 2012 and the impairment charges in 2013, the increase in the Company’s effective tax rate for the first six month period was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Adjusted net earnings from continuing operations attributable to common shareholders was $291.9 million, or $0.26 per share, for the first six months of 2013 compared with $353.8 million, or $0.31 per share, for the same period in 2012. The 17% decrease in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to the increases in production cost of sales and depreciation, depletion and amortization as described above.

During the first six months of 2013, net cash flow of continuing operations provided from operating activities was $471.7 million compared with $461.2 million in the same period of 2012, with the change largely due to the decrease in exploration and business development costs, partially offset by less favourable working capital changes.

The adjusted operating cash flow from continuing operations during the first six months of 2013 increased to $670.4 million from $586.2 million, mainly due to the decrease in exploration and business development costs and an increase in gold equivalent ounces sold.

Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis was $1,034 in the first six months of 2013 compared with $1,180 in the same period of 2012, with the change primarily due to timing of sustaining capital expenditures.

On June 10, 2013, Kinross announced that it would not proceed with further development of the FDN project in Ecuador, and as a result, FDN has been reclassified as a discontinued operation in the current and comparative periods.  Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the first six months of 2013.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2012 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2012 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.   During the second quarter of 2013, the average price of gold was $1,415 per ounce, with gold trading between a range of $1,192 and $1,584 per ounce based on the London PM Fix gold price.  This compares to an average of $1,609 per ounce during the second quarter of 2012, with a low of $1,540 and a high of $1,678 per ounce.  During the second quarter of 2013, Kinross realized an average price from continuing operations of $1,394 per ounce compared with $1,568 for the corresponding period in 2012.  For the first six months of 2013, the price of gold averaged $1,523 per ounce compared with $1,651 per ounce in the same period in 2012.  In the first six months of 2013 Kinross realized an average price of $1,505 per ounce compared with an average price realized of $1,605 per ounce in the first six months of 2012.

The major influences on the gold price during the second quarter of 2013 included the United States Federal Reserve’s statements regarding a potential reduction of stimulus measures, continued liquidation of gold exchange traded funds, as well as strong equity markets that have pulled investments from other asset classes, including gold.

Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.  The Company has hedged a portion of its energy requirements – see Section 6 for details.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  During the three and six months ended June 30, 2013, the U.S. dollar, on average, was stronger relative to the Russian rouble, Canadian dollar, Brazilian real, Ghanaian cedi and Mauritanian ouguiya, and weaker relative to the Chilean peso, compared with the same periods in 2012.  As at June 30, 2013, the U.S. dollar was stronger compared to the December 31, 2012 spot exchange rates of the Russian rouble, Canadian dollar, Brazilian real, Chilean peso, Ghanaian cedi and Mauritanian ouguiya.  The Company has hedged a portion of its foreign currency exposure – see Section 6 for details.

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 49-50 of  this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the consolidated financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $9 impact in production cost of sales per ounce1.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Operational Outlook

As previously announced on February 13, 2013, Kinross expects to produce approximately 2.4 to 2.6 million gold equivalent ounces for the year.  The Company remains on track to meet its global production guidance, as well as its regional production guidance.

Kinross expects to meet its company-wide production cost of sales per gold equivalent ounce guidance of $740 to $790 and its all-in sustaining cost guidance of $1,100 to $1,200 per gold ounce sold on a by-product basis in 2013.  The Company also expects to meet its regional production cost of sales guidance.

The Company is reducing its 2013 capital expenditure forecast to approximately $1.45 billion from $1.6 billion, mainly due to deferrals of stripping, infrastructure development, and equipment purchases at its projects and operations, and the cessation of development at FDN.  Kinross is also reducing its total exploration expenditure forecast to $130 million from $160 million, mainly as a result of scope reductions, spending deferrals and reduced greenfield activity.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Dvoinoye

Durign the second quarter of 2013, first ore (20,000 tons) from development activities at Dvoinoye was delivered to Kupol, and the Kupol plant upgrade was successfully completed during the first week of the third quarter.

Underground development continued well ahead of schedule in the quarter, with 3,237 metres completed year-to-date.  The mine is expected to start first stoping operations in the third quarter of 2013, and is expected to reach targeted production in the fourth quarter of 2013.  Overall infrastructure construction progress is at 73% and the project remains on schedule and on budget.

The Dvoinoye subsoil license expires in accordance with its terms on September 30, 2013.  As previously disclosed, the Company has filed an ordinary course application with the appropriate authority to renew the license for a term sufficient to cover the presently anticipated life of mine. The Company is awaiting completion of the approval process, which is expected shortly.

Tasiast expansion project

Due to the Company’s increased focus on capital reduction and cash conservation in the current lower gold price environment, Kinross does not now expect to make a decision on whether to proceed with a Tasiast mill expansion until 2015 at the earliest, regardless of the outcome of the feasibility study on a 38,000 tonne per day mill.  This study remains on schedule for completion in the first quarter of 2014.

This decision is expected to reduce 2013 forecast capital expenditures by approximately $85 million, due to deferrals in stripping, equipment purchases, and infrastructure development, and a commensurate downsizing of the Tasiast project team.  Further cost reductions resulting from these and other measures are expected in 2014.

Construction of other basic site infrastructure at Tasiast is proceeding on schedule, including the 20 mega-watt power plant, reverse osmosis plant, sewage treatment plant, and maintenance facilities, with all construction expected to be completed by the end of the third quarter of 2013.

Fruta del Norte

On June 10, 2013, the Company announced that it would cease development of its FDN project in Ecuador, as a result of the inability to reach an agreement with the Government of Ecuador on exploitation and investment protection agreements for the project.  Kinross has concluded that it is not in the interests of the Company and its shareholders to invest further in developing FDN.  Kinross is currently in discussions with the Government of Ecuador regarding transition alternatives respecting FDN.

Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013.

Recent transactions

Amendment of revolving credit and term loan facilities

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to August 10, 2017 from August 10, 2015.

Convertible senior notes

On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase convertible senior notes on March 15, 2013.  On April 30, 2013, Kinross redeemed, in cash, the remaining convertible senior notes in the amount of $5.4 million.

Other developments

Dividend

To help ensure the Company maintains its strong balance sheet and liquidity position in the current environment, on July 31, 2013 the Board of Directors suspended the upcoming semi-annual dividend.  Future decisions regarding the dividend will be based on a number of factors, including market conditions, balance sheet strength and liquidity, operational performance, and the impact of ongoing cost reduction measures.  The dividend suspension will provide the Company with additional liquidity of approximately $90 million for the remainder of 2013.

Tasiast

On July 25, 2013, the Tasiast staff delegates issued the Company with a strike notice that puts all employees in a legal position to strike as early as August 4, 2013.  The delegates have cited concerns primarily involving bonus payment calculations and the reclassification of jobs.  While talks are currently ongoing with the delegates to resolve these issues, the Company cannot at this stage predict the likelihood of a strike occurring, its duration, or its potential impact on Tasiast production.

New Directors appointed

Kinross appointed Mr. John Macken, Ms. Una Power, and Ms. Ruth Woods to its Board of Directors, effective April 3, 2013.  Mr. Macken, Ms. Power, and Ms. Woods were elected by shareholders at the Kinross Annual Meeting of Shareholders on May 8, 2013.  The appointments brought membership on the Kinross Board of Directors to 12, following the retirement of Mr. George Michals in 2012.

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

(in millions, except ounces and gold price)	Three months ended June 30,				Six months ended June 30
	2013	2012	Change	% Change (e)	2013	2012	Change	% Change (e)
Operating Statistics
Total gold equivalent ounces (a), (d)
Produced (b)	661,636	654,243	7,393	1%	1,317,246	1,266,081	51,165	4%
Sold (b)	695,541	656,447	39,094	6%	1,347,738	1,285,952	61,786	5%

Gold equivalent ounces from continuing operations (a),(c)
Produced (b)	661,636	639,138	22,498	4%	1,317,246	1,235,087	82,159	7%
Sold (b)	695,541	640,836	54,705	9%	1,347,738	1,253,188	94,550	8%

Total attributable gold equivalent ounces (a), (d)
Produced (b)	655,381	647,877	7,504	1%	1,304,278	1,252,124	52,154	4%
Sold (b)	689,501	650,149	39,352	6%	1,334,753	1,271,829	62,924	5%

Attributable gold equivalent ounces from continuing operations (a),(c)
Produced (b)	655,381	632,772	22,609	4%	1,304,278	1,221,130	83,148	7%
Sold (b)	689,501	634,538	54,963	9%	1,334,753	1,239,065	95,688	8%

Gold ounces - sold from continuing operations (c)	653,696	595,654	58,042	10%	1,267,379	1,156,807	110,572	10%
Silver ounces - sold from continuing operations (000's) (c)	2,558	2,475	83	3%	4,645	5,128	(483)	(9%)
Average realized gold price ($/ounce) from continuing operations (c)	1,394	$ 1,568	$ (174)	(11%)	$ 1,505	$ 1,605	$ (100)	(6%)

Financial Data from Continuing Operations (c)
Metal sales	$ 968.0	$ 1,005.6	$ (37.6)	(4%)	$ 2,026.1	$ 2,010.7	$ 15.4	1%
Production cost of sales	$ 513.5	$ 464.1	$ 49.4	11%	$ 989.2	$ 915.8	$ 73.4	8%
Depreciation, depletion and amortization	$ 210.1	$ 157.0	$ 53.1	34%	$ 437.8	$ 299.5	$ 138.3	46%
Impairment charges	$ 2,433.1	$ -	$ 2,433.1	100%	$ 2,433.1	$ -	$ 2,433.1	100%
Operating earnings (loss)	$ (2,283.7)	$ 259.2	$ (2,542.9)	nm	$ (2,031.0)	$ 561.2	$ (2,592.2)	nm
Net earnings (loss) from continuing operations attributable to common shareholders	$ (2,481.9)	$ 113.9	$ (2,595.8)	nm	$ (2,319.5)	$ 212.5	$ (2,532.0)	nm
(a) Total includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2013 was 61.14:1 ( 2012 - 54.77:1). The ratio for the first six months of 2013 was 57.21:1 (2012: 53.17:1).
(c) On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.
(d) The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.
(e) "nm" means not meaningful.

  Operating Earnings (Loss) by Segment
	Three months ended June 30,				Six months ended June 30,
(in millions)	2013	2012	Change	% Change (c)	2013	2012	Change	% Change (c)
Operating segments (b)
Fort Knox	$ 56.6	$ 49.3	$ 7.3	15%	$ 156.0	$ 90.0	$ 66.0	73%
Round Mountain	(161.4)	41.8	(203.2)	nm	(135.2)	69.8	(205.0)	(294%)
Kettle River-Buckhorn	20.5	20.5	-	0%	45.1	45.1	-	0%
Kupol	103.6	119.4	(15.8)	(13%)	171.3	215.6	(44.3)	(21%)
Paracatu	(26.6)	62.9	(89.5)	(142%)	40.1	128.9	(88.8)	(69%)
La Coipa	(8.2)	3.0	(11.2)	nm	4.8	23.7	(18.9)	(80%)
Maricunga	(196.9)	48.4	(245.3)	nm	(200.3)	113.3	(313.6)	(277%)
Tasiast	(1,468.2)	(24.4)	(1,443.8)	nm	(1,473.8)	(30.5)	(1,443.3)	nm
Chirano	(363.4)	10.5	(373.9)	nm	(338.8)	44.6	(383.4)	nm
Non-operating segments
Corporate and Other (a)	(239.7)	(72.2)	(167.5)	(232%)	(300.2)	(139.3)	(160.9)	(116%)
Total	$ (2,283.7)	$ 259.2	$ (2,542.9)	nm	$ (2,031.0)	$ 561.2	$ (2,592.2)	nm
Discontinued operations
Crixás	$ -	$ 6.3	$ (6.3)	(100%)	$ -	$ 16.6	$ (16.6)	(100%)
Fruta del Norte	$ (727.2)	$ (0.7)	$ (726.5)	nm	$ (729.0)	$ (1.5)	$ (727.5)	nm

(a)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (Lobo-Marte and White Gold).

(b)
On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás.  As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(c)	"nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2013	2012	Change	% Change	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,048	5,115	(67)	(1%)	12,409	10,134	2,275	22%
Tonnes processed (000's) (a)	13,492	13,084	408	3%	16,922	17,240	(318)	(2%)
Grade (grams/tonne)(b)	0.80	0.51	0.29	57%	0.84	0.49	0.35	71%
Recovery(b)	83.7%	84.6%	(0.9%)	(1%)	83.7%	84.3%	(0.6%)	(1%)
Gold equivalent ounces:
Produced	102,740	71,952	30,788	43%	195,992	133,668	62,324	47%
Sold	98,998	71,978	27,020	38%	217,032	132,343	84,689	64%

Financial Data (in millions)
Metal sales	$139.9	$116.6	$23.3	20%	$332.9	$219.3	$113.6	52%
Production cost of sales	56.9	54.5	2.4	4%	122.8	106.5	16.3	15%
Depreciation, depletion and amortization	25.3	11.3	14.0	124%	52.5	20.4	32.1	157%
	57.7	50.8	6.9	14%	157.6	92.4	65.2	71%
Exploration and business development	1.1	1.5	(0.4)	(27%)	1.6	2.4	(0.8)	(33%)
Segment operating earnings	$56.6	$49.3	$7.3	15%	$156.0	$90.0	$66.0	73%
(a)
Includes 10,261,000 and 10,797,000 tonnes placed on the heap leach pad during the second quarter and first six months of 2013, respectively (second quarter and first six months of 2012 - 9,632,000 and 10,547,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pad had an average grade of 0.30 grams per tonne for both the second quarter and first six months of 2013 (second quarter and first six months of 2012 - 0.33 grams per tonne).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Second quarter 2013 vs. Second quarter 2012

During the second quarter of 2013, tonnes of ore mined decreased by 1% compared with the same period in 2012 due to planned mine sequencing.  Tonnes of ore processed were 3% higher compared with the second quarter of 2012 due to an increase in tonnage placed on the leach pads.  Mill grades increased by 57% compared with the second quarter of 2012 as a result of planned mine sequencing, which involved higher grade pit ore being processed through the mill rather than lower grade stockpile ore.  Gold equivalent ounces produced increased by 43% compared with the second quarter of 2012,  due to higher mill grades, partially offset by a decrease in mill throughput.

Metal sales increased by 20% compared with the second quarter of 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  During the second quarter of 2013, production cost of sales increased by 4% compared with the same period in 2012, primarily due to increases in fuel costs and gold equivalent ounces sold, offset largely by a decrease in power and contractor costs.  Depreciation, depletion and amortization increased to $25.3 million in the second quarter of 2013 from $11.3 million in the second quarter of 2012, primarily due to an increase in gold equivalent ounces sold, an increase in the depreciable asset base and a decrease in mineral reserves at December 31, 2012.

First six months of 2013 vs. First six months of 2012

Tonnes of ore mined increased by 22% compared with the first six months of 2012 due to planned mine sequencing and an increase in mining equipment utilized.  Tonnes of ore processed were 2% lower compared with the first six months of 2012, primarily due to lower mill throughput as a result of ore hardness experienced during the first quarter of 2013.  Mill grades increased by 71% compared with the first six months of 2012 as a result of planned mine sequencing, which involved higher grade pit ore being processed through the mill rather than lower grade stockpile ore.  Gold equivalent ounces produced increased by 47% compared with the first six months of 2012, due to higher mill grades, partially offset by a decrease in mill throughput.  During the first six months of 2013, gold equivalent ounces sold exceeded production as ounces produced at the end of 2012 were sold in the first half of 2013.

Metal sales were 52% higher compared with the first six months of 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 15% compared with the first six months of 2012, largely due to an increase in gold equivalent ounces sold and higher labour and fuel costs, partially offset by a decrease in power and contractor costs.  Depreciation, depletion and amortization increased to $52.5 million in the first six months of 2013 from $20.4 million in the first six months of 2012, primarily due to an increase in gold equivalent ounces sold, an increase in the depreciable asset base, and a decrease in mineral reserves at December 31, 2012.

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Three months ended June 30,				Six months ended June 30,
	2013	2012	Change	% Change (c)	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	4,070	5,186	(1,116)	(22%)	10,544	11,426	(882)	(8%)
Tonnes processed (000's)(a)	4,966	4,674	292	6%	12,370	9,796	2,574	26%
Grade (grams/tonne)(b)	0.56	0.82	(0.26)	(32%)	0.60	0.87	(0.27)	(31%)
Recovery(b)	67.9%	73.7%	(5.8%)	(8%)	71.9%	75.7%	(3.8%)	(5%)
Gold equivalent ounces:
Produced	41,016	53,147	(12,131)	(23%)	80,437	97,905	(17,468)	(18%)
Sold	43,035	52,433	(9,398)	(18%)	81,831	95,984	(14,153)	(15%)

Financial Data (in millions)
Metal sales	$60.3	$84.9	$(24.6)	(29%)	$122.7	$158.9	$(36.2)	(23%)
Production cost of sales	35.0	34.7	0.3	1%	66.2	71.9	(5.7)	(8%)
Depreciation, depletion and amortization	9.3	8.4	0.9	11%	14.2	16.2	(2.0)	(12%)
Impairment charges	177.4	-	177.4	100%	177.4	-	177.4	100%
	(161.4)	41.8	(203.2)	nm	(135.1)	70.8	(205.9)	(291%)
Exploration and business development	-	-	-	-	0.1	1.0	(0.9)	(90%)
Segment operating earnings (loss)	$(161.4)	$41.8	$(203.2)	nm	$(135.2)	$69.8	$(205.0)	(294%)

(a)
Tonnes of ore mined/processed represent 100% of operations. Includes 4,098,000 and 10,566,000 tonnes placed on the heap leach pad during the second quarter and first six months of 2013, respectively (second quarter and first six months of 2012 - 3,752,000 and 8,062,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.34 and 0.36 grams per tonne during the second quarter and first six months of 2013, respectively (second quarter and first six months of 2012 - 0.43 and 0.45 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c) "nm" means not meaningful.

Second quarter 2013 vs. Second quarter 2012

Tonnes of ore mined decreased by 22% compared with the second quarter of 2012 due to planned mine sequencing.  During the second quarter of 2013, tonnes of ore processed increased by 6% compared with the same period in 2012, primarily due to an expansion in leach capacity and an increase in tonnage placed.  Mill grades decreased by 32% compared with the second quarter of 2012, primarily due to planned mine sequencing.  During the second quarter of 2013, recoveries decreased by 8% compared with the same period in 2012, primarily due to lower mill grades.  Gold equivalent ounces produced decreased by 23% compared with the second quarter of 2012, primarily due to lower grades and recoveries.  Gold equivalent ounces sold in the second quarter of 2013 decreased by 18% compared with the same period in 2012, primarily due to a decrease in gold equivalent ounces produced and the timing of sales.

Metal sales were 29% lower in the second quarter of 2013 compared with the same period in 2012 due to a decrease in gold equivalent ounces sold and metal prices realized.  Production cost of sales increased by 1% compared with the second quarter of 2012, primarily due to an increase in reagent costs related to processing more tonnes of lower grade ore, largely offset by a decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization increased by 11% in the second quarter of 2013 compared with the same period in 2012, primarily due to an increase in the depreciable asset base, partially offset by a decrease in gold equivalent ounces sold.  During the second quarter of 2013, the Company recorded impairment charges of $177.4 million, comprised of $58.7 million related to goodwill and $118.7 million related to property, plant and equipment.  The non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.

First six months of 2013 vs. First six months of 2012

During the first six months of 2013, tonnes of ore mined decreased by 8% compared with the same period in 2012, primarily due to planned mine sequencing.  Tonnes of ore processed increased by 26% compared with the first six months of 2012 due to an expansion of leach pads and an increase in tonnage placed, as well as an increase in mill throughput.  Mill grades were 31% lower compared with the first six months of 2012 due to an increase in the processing of lower grade stockpile ore and planned mine sequencing.  Gold equivalent ounces produced during the first six months of 2013 were 18% lower compared with the same period in 2012, largely due to lower grades and recoveries, partially offset by an increase in tonnes processed.  Gold equivalent ounces sold decreased by 15% compared with the same period in 2012, primarily due to a decrease in gold equivalent ounces produced and the timing of sales.

During the first six months of 2013, metal sales decreased by 23% compared with the first six months of 2012 due to a decrease in metal prices realized and gold equivalent ounces sold.  During the first six months of 2013, production cost of sales decreased by 8% compared with the same period in 2012, primarily due to a decrease in gold equivalent ounces sold, partially offset by an increase in reagent costs related to processing more tonnes of lower grade ore.  Depreciation, depletion and amortization decreased by 12% in the first six months of 2013 compared with the same period in 2012, primarily due to a decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base.  During the first six months of 2013, the Company recorded impairment charges of $177.4 million, comprised of $58.7 million related to goodwill and $118.7 million related to property, plant and equipment.  The non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.

Kettle River–Buckhorn (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2013	2012	Change	% Change	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	96	93	3	3%	187	204	(17)	(8%)
Tonnes processed (000's)	106	111	(5)	(5%)	227	223	4	2%
Grade (grams/tonne)	13.09	11.52	1.57	14%	13.16	12.16	1.00	8%
Recovery	93.5%	91.6%	1.9%	2%	92.6%	90.5%	2.1%	2%
Gold equivalent ounces:
Produced	45,044	35,985	9,059	25%	84,914	78,603	6,311	8%
Sold	46,015	40,354	5,661	14%	85,688	79,675	6,013	8%

Financial Data (in millions)
Metal sales	$ 65.1	$ 64.1	$ 1.0	2%	$ 128.8	$ 131.1	$ (2.3)	(2%)
Production cost of sales	22.8	20.5	2.3	11%	43.1	39.5	3.6	9%
Depreciation, depletion and amortization	18.8	18.2	0.6	3%	35.2	37.1	(1.9)	(5%)
	23.5	25.4	(1.9)	(7%)	50.5	54.5	(4.0)	(7%)
Exploration and business development	3.1	5.1	(2.0)	(39%)	5.6	9.6	(4.0)	(42%)
Other	(0.1)	(0.2)	0.1	50%	(0.2)	(0.2)	-	0%
Segment operating earnings	$ 20.5	$ 20.5	$ -	0%	$ 45.1	$ 45.1	$ -	0%

Second quarter 2013 vs. Second quarter 2012

During the second quarter of 2013, tonnes of ore mined increased by 3% compared with the same period in 2012 due to planned mine sequencing, with the impact of seasonal flooding on mine access reducing the overall increase in tonnes of ore mined.  Tonnes of ore processed decreased by 5% compared with the second quarter of 2012 to offset an increase in planned grade and recovery levels.  Grades increased by 14% compared with the second quarter of 2012 due to mine sequencing, and recoveries increased by 2% due to process optimization.  Gold equivalent ounces produced were 25% higher compared with the second quarter of 2012, primarily due to higher grades and recoveries, offset to some extent by a decrease in tonnes processed.  Gold equivalent ounces sold in the second quarter of 2013 increased by 14% compared with the same period in 2012, primarily due to an increase in gold equivalent ounces produced and the timing of sales.

Metal sales increased by 2% compared with the second quarter of 2012 due to an increase in gold equivalent ounces sold, largely offset by a decrease in metal prices realized.  Production cost of sales increased by 11% compared with the second quarter of 2012, primarily due to an increase in gold equivalent ounces sold.  Depreciation, depletion and amortization were 3% higher compared with the second quarter of 2012, primarily due to an increase in gold equivalent ounces sold, partially offset by additions to mineral reserves in 2012.

First six months of 2013 vs. First six months of 2012

Tonnes of ore mined decreased by 8% compared with the first six months of 2012 due to planned mine sequencing as well as due to the impact of seasonal flooding on mine access.  During the first six months of 2013, grades increased by 8% compared with the same period in 2012 due to planned mine sequencing.  Gold equivalent ounces produced in the first six months of 2013 were 8% higher compared with the first six months of 2012, largely due to higher grades.  During the first six months of 2013, gold equivalent ounces sold increased by 8% compared with the same period in 2012, primarily due to an increase in gold equivalent ounces produced and the timing of sales.

Metal sales were 2% lower in the first six months of 2013 compared with the same period in 2012 due to a decrease in metal prices realized, offset to some extent by an increase in gold equivalent ounces sold.  Production cost of sales increased by 9% compared with the first six months of 2012 due to an increase in gold equivalent ounces sold and higher input costs primarily relating to labour.  Depreciation, depletion and amortization were 5% lower in the first six months of 2013 compared with the same period in 2012, primarily due to additions to mineral reserves in 2012, partially offset by an increase in gold equivalent ounces sold.

       Kupol (100% ownership and operator) – Russian Federation (a)
	Three months ended June 30,				Six months ended June 30,
	2013	2012	Change	% Change	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (b)	318	320	(2)	(1%)	656	620	36	6%
Tonnes processed (000's)	306	329	(23)	(7%)	634	639	(5)	(1%)
Grade (grams/tonne):
Gold	11.16	12.23	(1.07)	(9%)	10.85	12.01	(1.16)	(10%)
Silver	139.03	187.49	(48.46)	(26%)	133.55	179.89	(46.34)	(26%)
Recovery:
Gold	93.7%	93.2%	0.5%	1%	93.6%	93.3%	0.3%	0%
Silver	83.3%	87.2%	(3.9%)	(4%)	84.1%	86.1%	(2.0%)	(2%)
Gold equivalent ounces: (c)
Produced	121,728	149,214	(27,486)	(18%)	246,226	276,184	(29,958)	(11%)
Sold	164,627	156,716	7,911	5%	248,426	283,451	(35,025)	(12%)
Silver ounces:
Produced (000's)	1,168	1,711	(543)	(32%)	2,342	3,043	(701)	(23%)
Sold (000's)	1,586	1,627	(41)	(3%)	2,536	3,022	(486)	(16%)

Financial Data (in millions)
Metal sales	$ 226.9	$ 230.0	$ (3.1)	(1%)	$ 364.2	$ 415.6	$ (51.4)	(12%)
Production cost of sales	84.9	73.2	11.7	16%	130.8	134.4	(3.6)	(3%)
Depreciation, depletion and amortization	27.9	29.4	(1.5)	(5%)	42.8	53.0	(10.2)	(19%)
	114.1	127.4	(13.3)	(10%)	190.6	228.2	(37.6)	(16%)
Exploration and business development	6.2	5.6	0.6	11%	12.1	10.1	2.0	20%
Other	4.3	2.4	1.9	79%	7.2	2.5	4.7	188%
Segment operating earnings	$ 103.6	$ 119.4	$ (15.8)	(13%)	$ 171.3	$ 215.6	$ (44.3)	(21%)
(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)	Includes 9,412 and 15,966 tonnes of ore mined from Dvoinoye during the second quarter and first six months of 2013, respectively (second quarter and first six months of 2012 - Nil).
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2013 was 61.14:1 ( 2012 - 54.77:1). The ratio for the first six months of 2013 was 57.21:1 (2012: 53.17:1).

        Second quarter 2013 vs. Second quarter 2012

During the second quarter of 2013, tonnes of ore mined decreased by 1% compared with the same period in 2012, primarily due to mine sequencing at Kupol.  Tonnes of ore processed were 7% lower compared with the second quarter of 2012 due to reduced availability of the mill as a result of activities relating to the mill expansion project.  Gold and silver grades declined by 9% and 26%, respectively, compared with the second quarter of 2012, consistent with plan.  Gold equivalent ounces produced decreased by 18% compared with the second quarter of 2012, primarily due to the decrease in grades, a decrease in tonnes processed, lower silver production, and a less favourable gold equivalent ratio.  During the second quarter of 2013, gold equivalent ounces sold increased by 5% compared with the same period in 2012 due to timing of shipments.

Metal sales decreased by 1% compared with the second quarter of 2012 due to a decrease in metal prices realized, largely offset by an increase in gold equivalent ounces sold.  Production cost of sales increased by 16% compared with the second quarter of 2012, largely due to an increase in gold equivalent ounces sold and higher units costs associated with processing lower grade ore.

First six months of 2013 vs. First six months of 2012

Tonnes of ore mined increased by 6% in the first six months of 2013 compared with the same period in 2012, primarily due to mine sequencing at Kupol and ore mined at Dvoinoye.  Tonnes of ore processed were 1% lower compared with the first six months of 2012 due to reduced availability of the mill as a result of activities relating to the mill expansion project.  Gold and silver grades declined by 10% and 26%, respectively, compared with the second quarter of 2012 consistent with plan.  Gold equivalent ounces produced decreased by 11% compared with the first six months of 2012, primarily due to lower grades, lower silver production, and a less favourable gold equivalent ratio.  Gold equivalent ounces sold in the first half of 2012 exceeded production due to timing of shipments.

During the first six months of 2013, metal sales decreased by 12% compared with the same period in 2012 due to a decrease in gold equivalent ounces sold.  The metal prices realized during the first six months of 2013 were comparable to the prices realized in the first six months of 2012 as the decrease in gold and silver market prices during the first six months of 2013 were largely offset by the lower metal prices realized in the first six months of 2012 as a result of the Company’s gold hedges that were acquired with the Bema acquisition.  Production cost of sales decreased by 3%, largely due to decreases in gold equivalent ounces sold and royalty costs, partially offset by higher units costs associated with producing lower grade ore.  Depreciation, depletion and amortization were 19% lower compared with the first six months of 2012, primarily due to decreases in gold equivalent ounces sold.

Paracatu (100% ownership and operator) – Brazil

	Three months ended June 30,				Six months ended June 30,
	2013	2012	Change	% Change	2013	2012	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	13,836	12,544	1,292	10%	27,807	25,872	1,935	7%
Tonnes processed (000's)	13,451	12,988	463	4%	27,519	25,898	1,621	6%
Grade (grams/tonne)	0.37	0.38	(0.01)	(3%)	0.37	0.36	0.01	3%
Recovery	75.3%	73.7%	1.6%	2%	75.3%	72.7%	2.6%	4%
Gold equivalent ounces:
Produced	120,247	118,419	1,828	2%	240,138	223,037	17,101	8%
Sold	118,243	118,389	(146)	0%	240,271	228,916	11,355	5%

Financial Data (in millions)
Metal sales	$ 165.2	$ 189.0	$ (23.8)	(13%)	$ 362.5	$ 376.3	$ (13.8)	(4%)
Production cost of sales	101.9	108.2	(6.3)	(6%)	203.3	213.6	(10.3)	(5%)
Depreciation, depletion and amortization	26.3	19.2	7.1	37%	52.4	33.8	18.6	55%
Impairment charges	65.5	-	65.5	100%	65.5	-	65.5	100%
	(28.5)	61.6	(90.1)	(146%)	41.3	128.9	(87.6)	(68%)
Exploration and business development	-	0.3	(0.3)	(100%)	-	0.6	(0.6)	(100%)
Other	(1.9)	(1.6)	(0.3)	(19%)	1.2	(0.6)	1.8	nm
Segment operating earnings (loss)	$ (26.6)	$ 62.9	$ (89.5)	(142%)	$ 40.1	$ 128.9	$ (88.8)	(69%)
(a)	"nm" means not meaningful.

Second quarter 2013 vs. Second quarter 2012

During the second quarter of 2013, tonnes of ore mined increased by 10% compared with the same period in 2012 due to planned mine sequencing.  Tonnes of ore processed increased by 4% compared with the second quarter of 2012, primarily due to an increase in processing capacity provided by the fourth ball mill.  Grades declined by 3% compared with the second quarter of 2012 due to planned mine sequencing.  Recoveries increased by 2% compared with the second quarter of 2012 due to various initiatives undertaken by management to increase operational efficiency.  During the second quarter of 2013, gold equivalent ounces produced were 2% higher compared with the same period in 2012 due to an increase in tonnes processed and higher recoveries.

Metal sales were 13% lower in the second quarter of 2013 compared with the same period in 2012 due to a decrease in metal prices realized.  Production cost of sales decreased by 6% compared with the second quarter of 2012, largely due to lower power and contractor costs. Depreciation, depletion and amortization were 37% higher compared with the second quarter of 2012, primarily due to an increase in the depreciable asset base.  During the second quarter of 2013, the Company recorded a goodwill impairment charge of $65.5 million, primarily due to the reduction in the Company’s estimates of future metal prices.

First six months of 2013 vs. First six months of 2012

During the first six months of 2013, tonnes of ore mined increased by 7% compared with the same period in 2012 due to planned mine sequencing.  Tonnes of ore processed increased by 6% compared with the first six months of 2012, primarily due to an increase in processing capacity provided by the fourth ball mill.  Grades increased by 3% compared with the first six months of 2012 due to planned mine sequencing.  Recoveries increased by 4% compared with the first six months of 2012 due to various initiatives undertaken by management to increase operational efficiency.  Gold equivalent ounces produced increased by 8% compared with the first six months of 2012, largely due to an increase in processing levels, and an increase in grades and recoveries.

Metal sales decreased by 4% in the first six months of 2013 compared with the same period in 2012, primarily due to a decrease in metal prices realized, partially offset by an increase in gold equivalent ounces sold.  Production costs of sales decreased by 5% compared with the first six months of 2012, primarily due to a decrease in labour and power costs, partially offset by an increase in gold equivalent ounces sold.  During the first six months of 2013, depreciation, depletion and amortization increased by 55% compared with the same period in 2012, primarily due to increases in the depreciable asset base and gold equivalent ounces sold.  During the first six months of 2013, the Company recorded a goodwill impairment charge of $65.5 million, primarily due to the reduction in the Company’s estimates of future metal prices.

La Coipa (100% ownership and operator) – Chile

	Three months ended June 30,				Six months ended June 30,
	2013	2012	Change	% Change (b)	2013	2012	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's)	584	585	(1)	(0%)	1,574	795	779	98%
Tonnes processed (000's)	1,331	1,256	75	6%	2,731	2,722	9	0%
Grade (grams/tonne):
Gold	0.93	0.72	0.21	29%	0.95	0.63	0.32	51%
Silver	32.45	42.04	(9.59)	(23%)	34.06	40.28	(6.22)	(15%)
Recovery:
Gold	87.7%	76.8%	10.9%	14%	85.9%	77.1%	8.8%	11%
Silver	61.4%	45.6%	15.8%	35%	59.6%	48.3%	11.3%	23%
Gold equivalent ounces: (a)
Produced	48,237	36,113	12,124	34%	101,966	73,853	28,113	38%
Sold	46,574	30,325	16,249	54%	103,816	74,037	29,779	40%
Silver ounces:
Produced (000's)	830	770	60	8%	1,757	1,690	67	4%
Sold (000's)	823	659	164	25%	1,816	1,759	57	3%

Financial Data (in millions):
Metal sales	$ 63.6	$ 46.9	$ 16.7	36%	$ 155.3	$ 118.2	$ 37.1	31%
Production cost of sales	36.0	34.9	1.1	3%	76.3	78.5	(2.2)	(3%)
Depreciation, depletion and amortization	29.5	6.2	23.3	nm	66.3	10.5	55.8	nm
Impairment charges	3.3	-	3.3	100%	3.3	-	3.3	100%
	(5.2)	5.8	(11.0)	(190%)	9.4	29.2	(19.8)	(68%)
Exploration and business development	3.2	2.7	0.5	19%	4.4	5.4	(1.0)	(19%)
Other	(0.2)	0.1	(0.3)	nm	0.2	0.1	0.1	100%
Segment operating earnings (loss)	$ (8.2)	$ 3.0	$ (11.2)	nm	$ 4.8	$ 23.7	$ (18.9)	(80%)

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2013 was 61.14:1 ( 2012 - 54.77:1).  The ratio for the first six months of 2013 was 57.21:1 (2012: 53.17:1).

(b)	"nm" means not meaningful.

Second quarter 2013 vs. Second quarter 2012

During the second quarter of 2013, tonnes of ore processed increased by 6% compared with the second quarter of 2012, largely due to an increase in processing from stockpiles.  Gold grades increased by 29% compared with the second quarter of 2012 as a result of planned mine sequencing, which involved higher grade pit ore from the Can Can deposit being processed through the mill along with ore from stockpiles.  Gold and silver recoveries increased by 14% and 35%, respectively, due to better metallurgical characteristics of the ore processed.  Gold equivalent ounces produced increased by 34% compared with the second quarter of 2012, primarily due to an increase in tonnes processed, higher recoveries and gold grades, partially offset by a less favourable gold equivalent ratio and a decrease in silver grades.

Metal sales were 36% higher compared with the second quarter of 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 3% compared with the second quarter of 2012, primarily due to an increase in gold equivalent ounces sold, largely offset by a decrease in unit costs related to the processing of higher grade ore, and lower contractor and maintenance costs.  The impairment charge of $3.3 million was recorded to reduce the carrying value of inventory to its net realizable value.  Depreciation, depletion and amortization increased to $29.5 million in the second quarter of 2013 from $6.2 million in the same period of 2012 due to an increase in the depreciable asset base, an increase in gold equivalent ounces sold, and a decline in mineral reserves at December 31, 2012.

First six months of 2013 vs. First six months of 2012

During the first six months of 2013, tonnes of ore mined increased to 1,574,000 from 795,000 in the same period of 2012, largely due to mine sequencing.  Gold grades increased by 51% compared with the first six months of 2012 as a result of planned mine sequencing, which involved higher grade pit ore from the Ladera Farellon and Can Can deposits being processed through the mill.  Gold and silver recoveries increased by 11% and 23%, respectively, due to better metallurgical characteristics of the ore processed.  Gold equivalent ounces produced increased by 38% during the first six months of 2013 compared with the same period in 2012, largely due to higher gold grades and recoveries, partially offset by a less favourable gold equivalent ratio.  Gold equivalent ounces sold in the first six months of 2013 exceeded production due to timing of shipments.

Metal sales increased by 31% compared with the first six months of 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  During the first six months of 2013, production cost of sales decreased by 3%, primarily due to lower unit costs related to the processing of higher grade ore, as well as lower maintenance, contractor, diesel and power costs, partially offset by an increase in gold equivalent ounces sold.  The impairment charge of $3.3 million was recorded to reduce the carrying value of inventory to its net realizable value.  During the first six months of 2013, depreciation, depletion and amortization increased to $66.3 million from $10.5 million in the same period of 2012 due to an increase in the depreciable asset base, an increase in gold equivalent ounces sold, and a decline in mineral reserves at December 31, 2012.

       Maricunga (100% ownership and operator) – Chile

	Three months ended June 30,				Six months ended June 30,
	2013	2012	Change	% Change (b)	2013	2012	Change	% Change
Operating Statistics (a)
Tonnes ore mined (000's)	3,807	3,808	(1)	(0%)	8,259	7,382	877	12%
Tonnes processed (000's)	3,659	3,487	172	5%	7,520	7,501	19	0%
Grade (grams/tonne)	0.53	0.65	(0.12)	(18%)	0.55	0.66	(0.11)	(17%)
Gold equivalent ounces:
Produced	49,032	60,841	(11,809)	(19%)	104,094	124,830	(20,736)	(17%)
Sold	55,163	61,367	(6,204)	(10%)	109,954	130,430	(20,476)	(16%)

Financial Data (in millions)
Metal sales	$ 77.3	$ 98.6	$ (21.3)	(22%)	$ 166.0	$ 213.9	$ (47.9)	(22%)
Production cost of sales	59.3	44.5	14.8	33%	119.1	88.2	30.9	35%
Depreciation, depletion and amortization	11.0	5.5	5.5	100%	43.3	11.8	31.5	267%
Impairment charges	203.3	-	203.3	100%	203.3	-	203.3	100%
	(196.3)	48.6	(244.9)	nm	(199.7)	113.9	(313.6)	(275%)
Exploration and business development	0.5	0.2	0.3	150%	0.6	0.4	0.2	50%
Other	0.1	-	0.1	100%	-	0.2	(0.2)	(100%)
Segment operating earnings (loss)	$ (196.9)	$ 48.4	$ (245.3)	nm	$ (200.3)	$ 113.3	$ (313.6)	(277%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.

Second quarter 2013 vs. Second quarter 2012

During the second quarter of 2013, tonnes of ore processed increased by 5% compared with the same period in 2012, primarily due to the increased availability of the crusher plant and also due to a planned increase in throughput to offset lower planned grade levels.  During the second quarter of 2013, gold grades decreased by 18% compared with the same period in 2012 as a result of planned mine sequencing.  Gold equivalent ounces produced decreased by 19% compared with the second quarter of 2012, primarily due to the planned decline in gold grades.  Gold equivalent ounces sold decreased by 10% compared with the second quarter of 2012, primarily due to a decrease in gold equivalent ounces produced and timing of shipments.

Metal sales were 22% lower compared with the second quarter of 2012 due to decreases in gold prices realized and gold equivalent ounces sold.  During the second quarter of 2013, production cost of sales increased by 33% compared with the same period in 2012, primarily due to higher processing costs incurred in processing lower grade ore, offset partially by the decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization increased to $11.0 million in the second quarter of 2013 from $5.5 million in the second quarter of 2012 due to a decrease in the applicable mineral reserve base at December 31, 2012, and an increase in the depreciable asset base.  During the second quarter of 2013, the Company recorded impairment charges of $203.3 million, comprised of $175.9 million related to goodwill and $27.4 million related to property, plant and equipment.  The non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.

First six months of 2013 vs. First six months of 2012

Tonnes of ore mined in the first six months of 2013 were 12% higher compared with the same period in 2012 due to mine sequencing and geotechnical issues experienced at the Pancho pit in the first quarter of 2012.  During the first six months of 2013, gold grades decreased by 17% compared with the same period in 2012 as a result of planned mine sequencing, which involved processing lower grade ore as the bottom of the current phase is mined.  Gold equivalent ounces produced decreased by 17% compared with the first six months of 2012, largely due to the planned decline in gold grades.  During the first six months of 2013 gold equivalent ounces sold exceeded production due to timing of shipments.

During the first six months of 2013, metal sales decreased by 22% compared with the same period in 2012 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales were 35% higher compared with the first six months of 2012, primarily due to higher royalty and processing costs, offset partially by the decrease in gold equivalent ounces sold.  During the first six months of 2013, depreciation, depletion and amortization increased to $43.3 million from $11.8 million in the same period of 2012 due to a decrease in the applicable mineral reserve base as at December 31, 2012 and an increase in the depreciable asset base.  During the first six months of 2013, the Company recorded impairment charges of $203.3 million, comprised of $175.9 million related to goodwill and $27.4 million related to property, plant and equipment.  The non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.

       Tasiast (100% ownership and operator) – Mauritania

	Three months ended June 30,				Six months ended June 30
	2013	2012	Change	% Change(c)	2013	2012	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	5,314	5,636	(322)	(6%)	11,478	7,419	4,059	55%
Tonnes processed (000's) (a)	4,490	5,133	(643)	(13%)	9,283	6,730	2,553	38%
Grade (grams/tonne) (b)	2.03	1.74	0.29	17%	1.95	1.72	0.23	13%
Recovery (b)	92.4%	85.6%	6.8%	8%	91.8%	87.0%	4.8%	6%
Gold equivalent ounces:
Produced	71,047	49,807	21,240	43%	133,804	87,441	46,363	53%
Sold	62,489	46,296	16,193	35%	130,870	87,123	43,747	50%

Financial Data (in millions)
Metal sales	$ 86.3	$ 74.0	$ 12.3	17%	$ 197.7	$ 143.4	$ 54.3	38%
Production cost of sales	66.6	44.5	22.1	50%	126.8	80.4	46.4	58%
Depreciation, depletion and amortization	28.4	19.9	8.5	43%	61.7	33.7	28.0	83%
Impairment charges	1,441.0	-	1,441.0	100%	1,441.0	-	1,441.0	100%
	(1,449.7)	9.6	(1,459.3)	nm	(1,431.8)	29.3	(1,461.1)	nm
Exploration and business development	9.3	28.1	(18.8)	(67%)	18.5	50.0	(31.5)	(63%)
Other	9.2	5.9	3.3	56%	23.5	9.8	13.7	140%
Segment operating (loss)	$ (1,468.2)	$ (24.4)	$ (1,443.8)	nm	$ (1,473.8)	$ (30.5)	$ (1,443.3)	nm

(a)
Includes 3,838,000 and 7,992,000 tonnes placed on the dump leach pad during the second quarter and the first six months of 2013, respectively (second quarter and first six months of 2012 - 4,477,000 and 5,480,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pad had an average grade of 0.29 and 0.32 grams per tonne during the second quarter and the first six months of 2013, respectively (second quarter and first six months of 2012 - 0.47 and 0.49 grams per tonne, respectively).  Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c) "nm" means not meaningful.

Second quarter 2013 vs. Second quarter 2012

Tonnes of ore mined and processed decreased by 6% and 13%, respectively, compared with the second quarter of 2012, primarily due to planned mine sequencing.  Gold equivalent ounces produced increased by 43% in the second quarter of 2013 compared with the same period in 2012, primarily due to an increase in ounces recovered from the dump leach pad and completion of additional dump leach pads as well as due to higher mill grades and recoveries.

Metal sales increased by 17% compared with the second quarter of 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased to $66.6 million in the second quarter of 2013 from $44.5 million in the second quarter of 2012, primarily due to an increase in gold equivalent ounces sold, and higher costs associated with energy.  Depreciation, depletion and amortization increased by 43% compared with the second quarter of 2012, primarily due to increases in the depreciable asset base and gold equivalent ounces sold.  During the second quarter of 2013, the Company recorded impairment charges of $1,441.0 million, comprised of $1,409.2 million related to property, plant and equipment and $31.8 million related to inventory.  The non-cash impairment charge of property, plant and equipment was primarily due to the reduction in the Company’s estimates of future metal prices, and was also impacted by the deferral of potential construction and production at Tasiast.  The impairment charge of $31.8 million related to inventory was recorded to reduce the carrying value of inventory to its net realizable value.  During the second quarter of 2013, exploration and business development costs decreased by 67% compared with the same period in 2012 due to a decrease in exploration activity.

First six months of 2013 vs. First six months of 2012

Tonnes of ore mined increased by 55% compared with the first six months of 2012 as a result of planned mine sequencing and ongoing equipment ramp up. During the first six months of 2013, tonnes of ore processed increased by 38% compared with the same period in 2012, largely due to an increase in tonnes placed on the dump leach pad due to an expansion in dump leach capacity.  Gold equivalent ounces produced increased by 53% compared with the first six months of 2012, primarily due to an increase in ounces recovered from the dump leach pad and completion of additional dump leach pads as well as due to higher mill grades and recoveries.

Metal sales increased by 38% compared with the first six months of 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased to $126.8 million in the first six months of 2013 from $80.4 million in the first six months of 2012, primarily due to an increase in gold equivalent ounces sold combined with higher labour and energy costs.  Depreciation, depletion and amortization were higher by 83% compared with the first six months of 2012, largely due to increases in the depreciable asset base and gold equivalent ounces sold.  During the first six months of 2013, the Company recorded impairment charges of $1,441.0 million, comprised of $1,409.2 million related to property, plant and equipment and $31.8 million related to inventory.  The non-cash impairment charge of property, plant and equipment was primarily due to the reduction in the Company’s estimates of future metal prices, and was also impacted by the deferral of potential construction and production at Tasiast.  The impairment charge of $31.8 million related to inventory was recorded to reduce the carrying value of inventory to its net realizable value.  During the first six months of 2013, exploration and business development costs decreased by 63% compared with the same period in 2012 due to a decrease in exploration activity.  Other costs increased to $23.5 million in the first six months of 2013 from $9.8 million in the same period of 2012, primarily due to increases in administrative costs related to the Tasiast expansion project.

     Chirano (90% ownership and operator) – Ghana

	Three months ended June 30,				Six months ended June 30,
	2013	2012	Change	% Change (b)	2013	2012	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's) (a)	826	1,016	(190)	(19%)	1,831	2,165	(334)	(15%)
Tonnes processed (000's) (a)	854	802	52	6%	1,671	1,655	16	1%
Grade (grams/tonne)	2.50	2.70	(0.20)	(7%)	2.61	2.84	(0.23)	(8%)
Recovery	93.5%	92.0%	1.5%	2%	93.3%	92.4%	0.9%	1%
Gold equivalent ounces: (a)
Produced	62,545	63,660	(1,115)	(2%)	129,675	139,566	(9,891)	(7%)
Sold	60,397	62,978	(2,581)	(4%)	129,850	141,229	(11,379)	(8%)

Financial Data (in millions)
Metal sales	$ 83.4	$ 101.5	$ (18.1)	(18%)	$ 196.0	$ 234.0	$ (38.0)	(16%)
Production cost of sales	50.1	49.1	1.0	2%	100.8	102.8	(2.0)	(2%)
Depreciation, depletion and amortization	31.7	36.9	(5.2)	(14%)	65.5	78.7	(13.2)	(17%)
Impairment charges	359.8	-	359.8	100%	359.8	-	359.8	100%
	(358.2)	15.5	(373.7)	nm	(330.1)	52.5	(382.6)	nm
Exploration and business development	3.0	3.6	(0.6)	(17%)	6.2	6.3	(0.1)	(2%)
Other	2.2	1.4	0.8	57%	2.5	1.6	0.9	56%
Segment operating earnings (loss)	$ (363.4)	$ 10.5	$ (373.9)	nm	$ (338.8)	$ 44.6	$ (383.4)	nm

(a)	Tonnes of ore mined/processed, production and sales represents 100% for all periods.
(b) "nm" means not meaningful.

       Second quarter 2013 vs. Second quarter 2012

During the second quarter of 2013, tonnes of ore mined decreased by 19% compared with the same period in 2012 due to planned reduction in open pit owner mining activity, partially offset by tonnes mined from the Paboase deposit.  Tonnes of ore processed increased by 6% compared with the second quarter of 2012, primarily due to reduced availability of processing equipment in the second quarter of 2012.  Grades decreased by 7% compared with the second quarter of 2012, primarily due to planned mine sequencing in Akwaaba.  Gold equivalent ounces produced and sold were lower by 2% and 4%, respectively, compared with the second quarter of 2012, primarily due to the decrease in gold grades.

Metal sales declined by 18% compared with the second quarter of 2012 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales increased by 2% compared with the second quarter of 2012, primarily due to higher labour costs, partially offset by decreases in royalties, plant maintenance costs and gold equivalent ounces sold.  Depreciation, depletion and amortization decreased by 14% compared with the second quarter of 2012, primarily due to a decrease in gold equivalent ounces sold and differences in the depreciable asset base relating to the mine sequencing described above.  During the second quarter of 2013, the Company recorded a goodwill impairment charge of $359.8 million, primarily due to the reduction in the Company’s estimates of future metal prices.

First six months of 2013 vs. First six months of 2012

Tonnes of ore mined decreased by 15% compared with the first six months of 2012 due to planned reduction in open pit owner mining activity.  Grades and gold equivalent ounces produced decreased by 8% and 7%, respectively, compared with the first six months of 2012, primarily due to planned mine sequencing in Akwaaba.  During the first six months of 2013, gold equivalent ounces sold exceeded production as ounces produced at the end of 2012 were sold in the first half of 2013.

During the first six months of 2013, metal sales decreased by 16% compared with the same period in 2012 due to decreases in both the gold equivalent ounces sold and realized metal prices.  Production cost of sales decreased by 2% in the first six months of 2013 compared with the same period in 2012, primarily due to decreases in royalties, plant maintenance costs and gold equivalent ounces sold, partially offset by higher labour costs.  Depreciation, depletion and amortization were 17% lower compared with the first six months of 2012, largely due to a decrease in gold equivalent ounces sold and differences in the depreciable asset base relating to the mine sequencing described above.  During the first six months of 2013, the Company recorded a goodwill impairment charge of $359.8 million, primarily due to the reduction in the Company’s estimates of future metal prices.

Discontinued operations

Fruta del Norte

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the Government of Ecuador and Kinross were unable to agree on certain key economic and legal terms.

The results of FDN for the three and six month periods ended June 30, 2013 and 2012, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Results of discontinued operations
Revenues	$-	$-	$-	$-
Expenses	727.3	(2.0)	729.2	(3.1)
Earnings (loss) before taxes	(727.3)	2.0	(729.2)	3.1
Income tax (expense) recovery	6.2	(0.1)	6.2	(0.2)
Earnings (loss) from discontinued operations after tax	$(721.1)	$1.9	$(723.0)	$2.9
Loss per share from discontinued operations attributable to common shareholders
Basic	$(0.63)	$0.00	$(0.63)	$0.00
Diluted	$(0.63)	$0.00	$(0.63)	$0.00
Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013, which is included in expenses and reflects a write-down of the Company's carrying value of the FDN project of $714.7 million, and $5.3 million of severance and other closure costs.

Crixás

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine, to a subsidiary of AngloGold Ashanti Ltd. The sale closed on June 28, 2012 and Crixás was reclassified as a discontinued operation in the comparative period. The gross proceeds of the sale totaled $220.0 million.  Net earnings from discontinued operations during the second quarter of 2012 and the first six months of 2012 were $37.8 million and $43.9 million, respectively, inclusive of the after-tax disposal gain of $33.8 million recognized in the second quarter of 2012.

Impairment charges
	Three months ended June 30,				Six months ended June 30,
(in millions)	2013	2012	Change	% Change	2013	2012	Change	% Change
Goodwill (i)	$659.9	$-	$659.9	100%	$659.9	$-	$659.9	100%
Property, plant and equipment (i)	1,738.1	-	1,738.1	100%	1,738.1	-	1,738.1	100%
Inventory (ii)	35.1	-	35.1	100%	35.1	-	35.1	100%
Impairment charges	$2,433.1	$-	$2,433.1	100%	$2,433.1	$-	$2,433.1	100%

i.	Goodwill and property, plant and equipment

As at June 30, 2013, the Company identified the recent and continued decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment.  Upon the identification of these indicators, the Company performed an impairment assessment to determine the recoverable amount of its CGUs using updated assumptions and estimates.  The forecasted production output and capital expenditures included in the life of mine plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.  The significant estimates and assumptions used are disclosed in Note 6 to the interim financial statements.

As a result of the impairment assessment, the recoverable amount for certain CGUs was determined to be less than their carrying values, resulting in the Company recording after-tax non-cash impairment charges of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and asset and goodwill impairment aggregating $954.6 million at several other CGUs.  The property, plant and equipment impairment charges are net of a tax recovery of $108.7 million.

The following table summarizes the goodwill and property, plant and equipment impairment charges, and the related tax recovery:

CGU	Goodwill	Property, plant and equipment	Tax recovery	Total after-tax impairment
Round Mountain	$58.7	$118.7	$(28.5)	$148.9
Paracatu	65.5	-	-	65.5
Maricunga	175.9	27.4	(5.7)	197.6
Tasiast	-	1,409.2	(74.5)	1,334.7
Chirano	359.8	-	-	359.8
Lobo-Marte	-	182.8	-	182.8
Total	$659.9	$1,738.1	$(108.7)	$2,289.3

Also as a result of the impairment assessment, the Company recognized an impairment charge of $219.0 million related to its investment in Cerro Casale.  This charge was recognized in other income (expense).

The above mentioned impairment charges were primarily a result of the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

In addition, the Company wrote off the carrying value of its FDN asset of $720.0 million, which was entirely related to property, plant and equipment.  FDN has been reclassified as a discontinued operation.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

ii.	Inventory

As at June 30, 2013 an impairment charge of $35.1 million (December 31, 2012 - $nil) was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.

Exploration and business development

	Three months ended June 30,				Six months ended June 30,
(in millions)	2013	2012	Change	% Change	2013	2012	Change	% Change
Exploration and business development	$43.2	$70.6	$(27.4)	(39%)	$81.7	$128.3	$(46.6)	(36%)

In the second quarter of 2013, exploration and business development expenses were $43.2 million compared with $70.6 million for the same period in 2012.  Of the total exploration and business development expense, expenditures on exploration totaled $30.9 million compared with $53.6 million for the second quarter of 2012, with the decrease primarily due to reduced exploration activity.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $2.0 million compared with $12.0 million for the second quarter of 2012.

During the second quarter of 2013, Kinross was active on more than 28 mine sites, near-mine and greenfield initiatives, with drilling across all projects totaling 91,208 meters.

Exploration and business development expenses were $81.7 million, compared with $128.3 million for the first six months of 2012.  Of the total exploration and business development expense, expenditures on exploration totaled $58.6 million for the first six months of 2013 compared with $95.8 million for the first six months of 2012, with the decrease primarily due to reduced exploration activity.  During the first six months of 2013, capitalized exploration expenses, including capitalized evaluation expenditures, totaled $3.1 million compared with $17.1 million for the same period in 2012.

Kinross was active on more than 32 mine sites, near-mine and greenfield initiatives during the first six months of 2013, with a total of 185,045 metres drilled.

General and administrative

	Three months ended June 30,				Three months ended June 30,
(in millions)	2013	2012	Change	% Change	2013	2012	Change	% Change
General and administrative	$42.4	$44.0	$(1.6)	(4%)	$81.9	$83.7	$(1.8)	(2%)

      General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

  Other income (expense) – net

	Three months ended June 30,				Six months ended June 30,
(in millions)	2013	2012	Change	% Change (a)	2013	2012	Change	% Change (a)
Gains (losses) on sale of other assets - net	$(0.2)	$(0.5)	$0.3	60%	$0.6	$(0.5)	$1.1	220%
Impairment of investments	(227.5)	(20.2)	(207.3)	nm	(233.1)	(20.2)	(212.9)	nm
Foreign exchange losses	(17.7)	(16.2)	(1.5)	(9%)	(21.3)	(10.6)	(10.7)	(101%)
Net non-hedge derivative gains	0.1	3.4	(3.3)	(97%)	0.1	13.5	(13.4)	(99%)
Other income (expense)	2.0	2.3	(0.3)	(17%)	2.0	(2.8)	4.8	(171%)
	$(243.3)	$(31.2)	$(212.1)	nm	$(251.7)	$(20.6)	$(231.1)	nm
(a) "nm" means not meaningful.

During the second quarter of 2013, other income (expense) increased to an expense of $243.3 million from an expense of $31.2 million in the second quarter of 2012.  For the first six months of 2013, other income (expense) increased to an expense of $251.7 million from an expense of $20.6 million in the first six months of 2012.  The discussion below details the significant changes in other income (expense) for the second quarter of 2013 and the first six months of 2013 compared with the same periods in 2012.

Impairment of investments

During the second quarter of 2013 and first six months of 2013, the Company recognized impairment charges of $8.5 million and $14.1 million, respectively, on certain of its available-for-sale investments compared with $20.2 million of impairment charges recognized in the second quarter and first six months of 2012, due to a significant or prolonged decline in their fair values.  In addition, the Company recognized an impairment charge of $219.0 million related to its investment in Cerro Casale as a result of the impairment assessment performed as at June 30, 2013.  No such charge was recognized in 2012.

Foreign exchange losses

Foreign exchange losses in the second quarter of 2013 were $17.7 million compared with $16.2 million during the same period in 2012.  The foreign exchange loss of $17.7 million was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Canadian dollar, Brazilian real, Chilean peso, Ghanaian cedi and Mauritanian ouguiya at June 30, 2013 relative to March 31, 2013.

The foreign exchange loss of $16.2 million in the second quarter of 2012 was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar being stronger relative to the Russian rouble, Canadian dollar, Brazilian real, Chilean peso, Ghanaian Cedi and Mauritanian ouguiya at June 30, 2012 relative to March 31, 2012.

During the first six months of 2013, foreign exchange losses were $21.3 million compared with losses of $10.6 million for the same period in 2012.  The foreign exchange loss of $21.3 million during the first six months of 2013 was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Canadian dollar, Brazilian real, Chilean peso, Ghanaian cedi and Mauritanian ouguiya at June 30, 2013 relative to December 31, 2012.

During the first six months of 2012, the foreign exchange loss of $10.6 million was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Brazilian real, Ghanaian Cedi and Mauritanian ouguiya, and weaker relative to the Canadian dollar and Chilean peso at June 30, 2012 relative to December 31, 2011.

Net non-hedge derivative gains

Net non-hedge derivative gains recognized during the second quarter of 2013 and the first six months of 2013 declined to $0.1 million, compared with gains of $3.4 million and $13.5 million, recognized during the second quarter of 2012 and the first six months of 2012, respectively.  The decrease was due to the effect of the fair value adjustments related to the Canadian dollar denominated common share purchase warrants and the final settlement of the convertible senior notes during the second quarter and first six months of 2013.

Finance expense
	Three months ended June 30,				Six months ended June 30,
(in millions)	2013	2012	Change	% Change	2013	2012	Change	% Change
Finance expense	$(9.1)	$(9.0)	$(0.1)	(1%)	$(17.7)	$(18.8)	$1.1	(6%)

Finance expense includes accretion on reclamation and remediation obligations and interest expense.  During both the second quarter of 2013 and 2012, interest expense was $4.6 million.  Interest capitalized was $18.5 million compared with $23.5 million in the second quarter of 2012, with the decrease primarily due to lower interest charges as a result of the Company’s repurchase of the convertible senior notes in the first quarter of 2013.

During the first six months of 2013, finance expense decreased by $1.1 million compared with the same period in 2012, primarily due to a decrease in interest expense.  Interest capitalized decreased slightly to $45.5 million in the first six months of 2013 from $45.8 million in the same period of 2012.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania, and Ghana.

In the second quarter of 2013, the Company recorded a tax recovery of $53.6 million on losses from continuing operations before taxes of $2,536.0 million, compared with a tax expense of $104.5 million on earnings from continuing operations before taxes of $218.6 million in the second quarter of 2012.  Kinross' combined federal and provincial statutory tax rate for the second quarter of 2013 was 26.5% (2012 – 26.5%).

The Company’s effective tax rate was 2.1% for the second quarter of 2013, compared with 47.8% for the corresponding period in 2012.  The decrease in the Company’s effective tax rate in the second quarter, compared with the same period in 2012, was largely due to a re-measurement of deferred tax liabilities in respect of impairment charges, the impact of foreign exchange rate fluctuations on deferred taxes, and differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Income tax expense during the first six months of 2013 was $19.2 million, compared with an income tax expense of $318.5 million in the same period of 2012.  The $19.2 million expense in 2013 included a $108.7 million recovery, due to a re-measurement of deferred tax liabilities in respect of impairment charges.  The tax expense of $318.5 million for 2012 included $110.3 million related to a re-measurement of deferred tax liabilities, as a result of an increase in the income tax rate in Ghana in that year.  Excluding the impact of the re-measurements of the deferred tax liability in both 2012 and 2013, the Company’s effective tax rate for the first six months of 2012 was 39.8%, compared with an effective tax rate of 44.2% for the first six months of 2013.  Excluding the adjustment for the Ghanaian tax rate increase in 2012 and the impairment charges in 2013, the increase in the Company’s effective tax rate for the first six month period was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.  Kinross' combined federal and provincial statutory tax rate for the first six months of 2013 was 26.5% (2012 – 26.5%).

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:
	Three months ended June 30,				Six months ended June 30,
(in millions)	2013	2012 (a)	Change	% Change (b)	2013	2012 (a)	Change	% Change (b)
Cash flow
Of continuing operations provided from operating activities	$106.4	$79.1	$27.3	35%	$471.7	461.2	10.5	2%
Of continuing operations used in investing activities	(338.5)	(386.5)	48.0	12%	(319.3)	(902.0)	582.7	65%
Of continuing operations used in financing activities	(7.8)	(1.9)	(5.9)	nm	(586.0)	(119.4)	(466.6)	nm
Of discontinued operations	(8.5)	203.3	(211.8)	(104%)	(24.0)	177.5	(201.5)	(114%)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(9.3)	(7.0)	(2.3)	(33%)	(12.0)	(4.4)	(7.6)	(173%)
Decrease in cash and cash equivalents	(257.7)	(113.0)	(144.7)	(128%)	(469.6)	(387.1)	(82.5)	(21%)
Cash and cash equivalents, beginning of period	1,420.8	1,450.7	(29.9)	(2%)	1,632.7	1,724.8	(92.1)	(5%)
Cash and cash equivalents, end of period	$1,163.1	$1,337.7	$(174.6)	(13%)	$1,163.1	1,337.7	(174.6)	(13%)
(a) On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(b) "nm" means not meaningful.

Cash and cash equivalent balances decreased by $257.7 million during the second quarter of 2013 compared with a decrease of $113.0 million during the same period in 2012.  For the first six months of 2013, cash and cash equivalent balances decreased by $469.6 million compared with a decline of $387.1 million during the same period in 2012.  Detailed discussions regarding cash flow movements are noted below.

Operating Activities from Continuing Operations

Second quarter 2013 vs. Second quarter 2012

Net cash flow of continuing operations provided from operating activities increased by $27.3 million compared with the second quarter of 2012, primarily due to a decrease in exploration and business development costs and more favourable working capital changes.

First six months of 2013 vs. First six months of 2012

During the first six months of 2013 net cash flow of continuing operations provided from operating activities was $10.5 million higher compared with the first six months of 2012.  The increase in cash flows was largely the result of a decrease in exploration and business development costs, partially offset by less favourable working capital changes.

Investing Activities from Continuing Operations

Second quarter 2013 vs. Second quarter 2012

During the second quarter of 2013, cash used in investing activities of continuing operations was $338.5 million, compared with cash used in investing activities of continuing operations of $386.5 million for the same period in 2012.  The primary use of cash during the second quarter of 2013 was for investment in property, plant and equipment of $321.0 million.  During the second quarter of 2012, the primary use of cash was for investment in property, plant and equipment of $414.7 million, net of proceeds of $26.0 million from long-term investments and other assets.

First six months of 2013 vs. First six months of 2012

During the first six months of 2013, cash used in investing activities of continuing operations was $319.3 million compared with $902.0 million for the same period in 2012.  The primary use of cash in the first six months of 2013 was for capital expenditures of $630.5 million, partially offset by the disposal of short-term investments of $349.8 million. The primary use of cash during the first six months of 2012 was for investment in property, plant and equipment of $920.3 million, net of proceeds of $26.0 million from long-term investments and other assets.

The following table presents a breakdown of capital expenditures from continuing operations on a cash basis:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2013	2012	Change	% Change	2013	2012	Change	% Change
Operating segments
Fort Knox	$ 27.9	$ 38.4	$ (10.5)	(27%)	$ 77.3	$ 63.2	$ 14.1	22%
Round Mountain	13.5	19.3	(5.8)	(30%)	23.5	32.9	(9.4)	(29%)
Kettle River - Buckhorn	1.1	3.2	(2.1)	(66%)	2.3	3.7	(1.4)	(38%)
Kupol (a)	20.7	43.5	(22.8)	(52%)	49.7	83.4	(33.7)	(40%)
Paracatu	25.7	67.2	(41.5)	(62%)	40.1	141.8	(101.7)	(72%)
Maricunga	10.2	50.7	(40.5)	(80%)	26.5	86.3	(59.8)	(69%)
La Coipa	2.2	21.9	(19.7)	(90%)	3.7	36.4	(32.7)	(90%)
Tasiast	186.2	124.3	61.9	50%	341.8	384.3	(42.5)	(11%)
Chirano	27.2	20.6	6.6	32%	55.3	43.0	12.3	29%
Non-operating segments
Corporate and Other (b)	6.3	25.6	(19.3)	(75%)	10.3	45.3	(35.0)	(77%)
Total	$ 321.0	$ 414.7	$ (93.7)	(23%)	$ 630.5	$ 920.3	$ (289.8)	(31%)

(a)   Includes $1.5 million and $12.6 million of capital expenditures at Dvoinoye during the second quarter and first six months of 2013, respectively (second quarter and first six months of 2012 - $31.2 million and $60.7 million, respectively).

(b) "Corporate and Other" includes corporate and other non-operating assets (including Lobo-Marte and White Gold).

During the second quarter and first six months of 2013, capital expenditures from continuing operations decreased by $93.7 million and $289.8 million, respectively, compared with the corresponding periods in 2012.  The decreases in capital expenditures were primarily related to lower spending at Paracatu due to the completion of the fourth ball mill, desulphurization and flash flotation projects in 2012, and at Maricunga due to the completion of the SART plant in 2012, as well as reduced spending at Kupol, La Coipa and Lobo-Marte.  The change in the level of capital expenditures at Tasiast during these periods was primarily due to timing of expenditures on the Tasiast expansion project.

Financing Activities from Continuing Operations

Second quarter 2013 vs. Second quarter 2012

Net cash flow of continuing operations used in financing activities was $7.8 million compared with $1.9 million for the second quarter of 2012.  During the second quarter of 2013, the Company repaid debt of $6.3 million, of which $5.4 million was related to the repurchase of the remaining convertible senior notes.  During the second quarter of 2012, the Company repaid debt of $170.7 million, partially offset by proceeds of $168.9 million received from the issuance of debt.

First six months of 2013 vs. First six months of 2012

Net cash flow of continuing operations used in financing activities was $586.0 million during the first six months of 2013, compared with cash used of $119.4 million during the first six months of 2012.  During the first six months of 2013, the Company repaid debt of $493.3 million, of which $460.0 million was related to the repurchase of the convertible senior notes and $30.0 million was related to the periodic repayment on the Kupol loan.  During the first six months of 2012, the Company repaid debt of $322.5 million, partially offset by proceeds of $296.3 million received from the issuance of debt.  Dividends paid during the first six months of 2013 were $91.3 million compared with $91.1 million in the same period of 2012.

Balance Sheet

	As at
(in millions)	June 30, 2013	December 31, 2012
Cash and cash equivalents and short-term investments	$1,163.1	$1,982.5
Current assets	$2,830.3	$3,591.4
Total assets	$11,047.8	$14,882.6
Current liabilities, including current portion of long-term debt	$767.8	$1,309.6
Total long-term financial liabilities(a)	$2,841.0	$2,847.3
Total debt, including current portion	$2,147.2	$2,632.6
Total liabilities	$4,284.7	$4,956.9
Common shareholders' equity	$6,686.5	$9,850.2
Non-controlling interest	$76.6	$75.5
Statistics
Working capital (b)	$2,062.5	$2,281.8
Working capital ratio (c)	3.69:1	2.74:1
(a) Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.

At June 30, 2013, Kinross had cash and cash equivalents and short-term investments of $1,163.1 million, a decrease of $819.4 million from December 31, 2012. The decrease was primarily due to the Company’s repurchase of its convertible senior notes totaling $460.0 million and cash flows used in the purchase of property, plant and equipment of $630.5 million.  Current assets decreased to $2,830.3 million, primarily due to the decrease in cash and cash equivalents and short-term investments.  Total assets decreased by $3,834.8 million to $11,047.8 million, primarily due to the impairment charges of $2,398.0 million related to goodwill and property, plant and equipment, the $720.0 million write-down of the Company's net carrying value of FDN as a result of its decision to cease development of FDN, and decreases in cash and cash equivalents and short-term investments.  Current liabilities decreased to $767.8 million, mainly due to the decrease in the current portion of long-term debt reflecting the Company’s repurchase of the convertible senior notes.  Total debt decreased to $2,147.2 million, also due to the repurchase of the convertible senior notes.

A dividend of $0.08 per common share was paid to shareholders of record on March 21, 2013.

To help ensure the Company maintains its strong balance sheet and liquidity position in the current environment, on July 31, 2013 the Board of Directors suspended the upcoming semi-annual dividend.  Future decisions regarding the dividend will be based on a number of factors, including market conditions, balance sheet strength and liquidity, operational performance, and the impact of ongoing cost reduction measures.  The dividend suspension will provide the Company with additional liquidity of approximately $90 million for the remainder of 2013.

As of July 30, 2013, there were 1,142.5 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 14.8 million share purchase options outstanding under its share option plan and 45.5 million common share purchase warrants outstanding (convertible to 45.5 million Kinross shares).

Financings and Credit Facilities

Convertible senior notes

In January 2008, the Company completed a public offering of $460.0 million convertible senior notes due March 15, 2028, each in the amount of one thousand dollars, paying interest semi-annually at a rate of 1.75% per annum.  The convertible senior notes were redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders of the convertible senior notes had the right to require Kinross to repurchase the convertible senior notes on March 15, 2013, 2018 and 2023.  The repurchase price was equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest to the repurchase date, if any.  On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase the convertible senior notes on March 15, 2013.  On April 30, 2013, Kinross redeemed, in cash, the remaining convertible notes in the amount of $5.4 million.

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions.  The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%.  Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015.  Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively.  The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any.  The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved.  Land, plant and equipment with a carrying amount of $180.0 million (December 31, 2012 - $197.4 million) are pledged as security as part of the Kupol loan.

As at June 30, 2013, cash of $34.0 million (December 31, 2012 - $34.0 million) was restricted for payments related to the loan.

Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.  As at June 30, 2013, the Company had utilized $34.5 million (December 31, 2012 – $35.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at June 30, 2013, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  As a result, the interest rate swaps now only hedge the term loan’s interest rate exposure until the original maturity of August 2015.  Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with this covenant at June 30, 2013.

Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at June 30, 2013, $164.1 million (December 31, 2012 - $164.1 million) was outstanding under this facility.

In addition, at June 30, 2013, the Company had approximately $40.6 million (December 31, 2012 - $44.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow U.S. dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at June 30, 2013 and December 31, 2012, $nil was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:

	As at
(in millions)	June 30, 2013	December 31, 2012
Utilization of revolving credit facility	$(34.5)	$(35.1)
Utilization of EDC facility	(164.1)	(164.1)
Borrowings	$(198.6)	$(199.2)

Available under revolving credit facility	$1,465.5	$1,464.9
Available under EDC credit facility	35.9	35.9
Available credit	$1,501.4	$1,500.8

Total debt of $2,147.2 million at June 30, 2013 consists of $984.5 million for the senior notes, $995.4 million for the corporate term loan, and $167.3 million for the Kupol loan.  The current portion of this debt is $60.0 million at June 30, 2013.

Liquidity Outlook

In 2013, the Company expects to repay $523.3 million of debt in cash, of which $493.3 million was repaid during the first six months of 2013, including $460.0 million relating to the repurchase of the convertible senior notes and $30.0 million relating to the periodic repayment on the Kupol loan.

We believe that the Company’s existing cash and cash equivalent balances of $1,163.1 million, available credit of $1,501.4 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above, and reclamation and remediation obligations currently estimated for the next 12 months.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions will fund a portion of the Company’s longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at June 30, 2013:

	2013	2014	2015	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	197.0	302.9	88.0	587.9
Average price	2.03	2.17	2.34	2.15
Chilean peso forward buy contracts
(in millions of U.S. dollars)	49.2	73.0	-	122.2
Average price	516.90	532.70	-	526.34
Russian rouble forward buy contracts
(in millions of U.S. dollars)	42.0	48.0	48.0	138.0
Average price	33.06	34.69	35.88	34.61
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	67.2	111.6	-	178.8
Average price	1.02	1.04	-	1.03

Energy
Oil forward buy contracts (barrels)	140,000	175,000	100,000	415,000
Average price	92.20	88.78	86.64	89.42
Diesel forward buy contracts (gallons)	2,310,000	2,520,000	-	4,830,000
Average price	2.95	2.83	-	2.89
Gasoil forward buy contracts (tonnes)	20,130	16,104	-	36,234
Average price	900.72	864.00	-	884.40

The following new forward buy derivative contracts were engaged during the six months ended June 30, 2013:
•      $40.0 million Chilean pesos at an average rate of 515.50 maturing in 2014
•      $63.6 million Canadian dollars at an average rate of 1.04 maturing in 2014
•      $23.0 million Russian roubles at an average rate of 35.69 maturing in 2015
•      $80.4 million Brazilian reais at an average rate of 2.21 maturing in 2014

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  As a result, the interest rate swaps now only hedge the term loan’s interest rate exposure until the original maturity of August 2015.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at
(in millions)	June 30, 2013	December 31, 2012
Asset (liability)
Interest rate swaps	$(0.2)	$(2.7)
Foreign currency forward contracts	(63.0)	(7.3)
Energy forward contracts	(1.5)	2.5
Total return swap	-	(0.2)
Canadian dollar denominated common share purchase warrant liability	(0.1)	(0.2)
Convertible senior notes - conversion option	-	-
	$(64.8)	$(7.9)

Contingent Liability

The Company is obligated to pay $20.0 million to Barrick Gold Corporation when a production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) granting in part and denying in part the defendants’ motion to dismiss the Amended U.S. Complaint.  The Order granted the defendants’ motion to dismiss with respect to all claims based on (a) Kinross’ disclosures about its due diligence for the Red Back acquisition, and (b) Kinross’ disclosures before August 10, 2011 about the Tasiast development schedule.  The Order denied the defendants’ motion to dismiss City of Austin’s allegations that the defendants made misleading statements about the Tasiast development schedule between August 10, 2011 and January 17, 2012.  On April 5, 2013, the defendants filed a motion asking the Court to reconsider the portions of the Order allowing the City of Austin’s claims to proceed.  On April 8, 2013, the Court (i) directed the City of Austin to respond to defendants’ motion for reconsideration by April 19, 2013, and (ii) stated that it will wait until after its ruling on defendants’ motion for reconsideration before entering a case management schedule governing any future proceedings in the lawsuit.  The City of Austin filed a response on April 19, 2013 and the defendants filed a reply on May 1, 2013.  On June 6, 2013 the Court issued an opinion and order denying the defendants’ motion for reconsideration.  On July 8, 2013 the defendants filed their answer to the Amended U.S. Complaint.  The parties are now proceeding to the fact discovery phase of litigation, which includes the production of information and documents, and later the oral depositions of witnesses.  The defendants intend to vigorously defend against the surviving claims of the Amended U.S. Complaint and believe they are without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”).  A statement of claim in the First Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiff’s certification motion has been scheduled for October 22-25, 2013. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

7.	SUMMARY OF QUARTERLY INFORMATION

	2013		2012 (a)				2011 (a)
(in millions, except per share amounts)	Q2	Q1(a)	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$968.0	$1,058.1	$1,186.9	$1,109.7	$1,005.6	$1,005.1	$919.8	$1,041.0
Net earnings (loss) from continuing operations attributable to common shareholders	$(2,481.9)	$162.4	$(2,985.0)	$226.3	$113.9	$98.6	$(2,787.1)	$198.9
Net earnings (loss) from discontinued operation after-tax	$(721.1)	$(1.9)	$(4.1)	$(1.4)	$39.7	$7.1	$3.4	$13.7
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(2.17)	$0.14	$(2.62)	$0.20	$0.10	$0.09	$(2.45)	$0.17
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(2.17)	$0.14	$(2.62)	$0.20	$0.10	$0.09	$(2.45)	$0.17
Net cash flow of continuing operations provided from operating activities	$106.4	$365.3	$487.2	$368.8	$79.1	$382.1	$389.3	$285.2
(a) On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.  During the second quarter of 2013, revenue from continuing operations decreased to $968.0 million on gold equivalent ounces sold of 695,541 compared with $1,005.6 million on sales from continuing operations of 640,836 gold equivalent ounces during the second quarter of 2012.  The average gold price realized in the second quarter of 2013 was $1,394 per ounce compared with $1,624 per ounce in the first quarter of 2013 and $1,568 per ounce in the second  quarter of 2012.

During the second quarter of 2013, production cost of sales increased by 11% to $513.5 million compared with $464.1 million in the second quarter of 2012, largely due to an increase in gold equivalent ounces sold.

Additionally, fluctuations in the foreign exchange rates have affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in the gold equivalent ounces sold.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters relating to the subsequent year.

During the second quarter of 2013, the Company recognized impairment charges of $2,289.3 million at several of its CGUs, net of a tax recovery of $108.7 million.

Also in the second quarter of 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the Government of Ecuador and Kinross were unable to agree on certain key economic and legal terms, which balanced the interests of all stakeholders.  Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013.

In the fourth quarter of 2012, the Company recorded impairment charges at its Tasiast and Chirano CGUs totaling $3,206.1 million, net of a tax recovery of $321.5 million.  In the fourth quarter of 2011, the Company recorded goodwill impairment charges at its Tasiast and Chirano cash generating units totaling $2,937.6 million.

In the second quarter of 2012, the Company sold its 50% interest in the Crixás gold mine to a subsidiary of AngloGold for gross proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.

During the second quarter of 2013, operating cash flows increased to $106.4 million compared with $79.1 million in the same period of 2012, primarily due to a decrease in exploration costs and more favourable working capital changes.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying interim financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal control over financial reporting.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting, provide reasonable assurance that they were effective as at June 30, 2013.  During the six months ended June 30, 2013, Kupol converted to a new ERP system.  The ERP system conversion has not resulted in any significant changes in internal controls during the six months ended June 30, 2013.  Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2012.

As at June 30, 2013, the Company identified the recent and continued decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment.  Upon the identification of these indicators, the Company performed an impairment assessment to determine the recoverable amount of its CGUs using updated assumptions and estimates.  The forecasted production output and capital expenditures included in the life of mine plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.  The results of the assessment, including the significant estimates and assumptions used, are set out in Note 6 to the interim financial statements.  Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Accounting Changes

The Company adopted the following new standards and interpretations issued by the IASB or International Financial Reporting Interpretation Committee (“IFRIC”) as of January 1, 2013.

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories”. When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. Adoption of this standard had no significant impact on the Company’s interim financial statements.

Consolidation and related standards

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. There was no impact on the Company’s interim financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. There was no impact on the Company’s interim financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

The Company adopted IFRS 11 and IAS 28 (2011) on January 1, 2013. As a result of adoption, the Company’s interim financial statements were impacted as follows:
•	The Company classified its interest in Round Mountain as a joint operation, and continued to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;
•
The Company classified its interest in Sociedad Contractual Minera Puren (“Puren”, included in the La Coipa segment) as a joint venture, and accounted for it using the equity method of accounting and will no longer apply proportionate consolidation.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively;

•
The Company classified its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and accounted for it using the equity method of accounting.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively.  The results of Crixás have been presented separately as a discontinued operation as of June 28, 2012; and,

•
The interim condensed consolidated balance sheet and the consolidated statements of operations and cash flows for comparative periods have been recast, with the impact summarized in Note 3 of the interim financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities.  There was no impact on the Company’s interim financial statements upon adoption of IFRS 12 on January 1, 2013.

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.  This standard also requires additional disclosure about fair value measurement.  As a result of adopting IFRS 13, the Company provided additional disclosures in Note 8 of the interim financial statements. There were no other impacts on the interim financial statements on adoption of this standard.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors are related to the mining industry in general while others are specific to Kinross.  For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2012 and for additional information please refer to the Annual Information Form for the year ended December 31, 2012, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except share and per share amounts)	2013	2012	2013	2012
Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$(2,481.9)	$113.9	$(2,319.5)	$212.5
Adjusting items:
Foreign exchange losses	17.7	16.2	21.3	10.6
Non-hedge derivatives gains - net of tax	(0.1)	(3.4)	(0.1)	(13.5)
(Gains) losses on sale of other assets - net of tax	0.2	0.3	(0.4)	0.3
Foreign exchange loss on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	35.5	9.6	32.9	12.1
Change in deferred income tax due to a change in statutory corporate income tax rate	-	-	-	110.3
Taxes in respect of prior years	(3.8)	-	0.2	1.3
Impairment charges - net of tax	2,324.4	-	2,324.4	-
Impairment of investments	227.5	20.2	233.1	20.2
	2,601.4	42.9	2,611.4	141.3
Net earnings from continuing operations attributable to common shareholders - Adjusted	$119.5	$156.8	$291.9	$353.8
Weighted average number of common shares outstanding - Basic	1,141.7	1,138.1	1,141.2	1,138.5
Net earnings from continuing operations per share - Adjusted	$0.10	$0.14	$0.26	$0.31

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2013	2012	2013	2012
Net cash flow of continuing operations provided from operating activities - as reported	$106.4	$79.1	$471.7	$461.2
Adjusting items:
Close out and early settlement of derivative instruments	-	(20.3)	-	(48.7)
Working capital changes:
Accounts receivable and other assets	103.2	54.1	74.1	82.8
Inventories	7.8	51.0	42.7	49.8
Accounts payable and other liabilities, including taxes	39.3	104.1	81.9	41.1
	150.3	188.9	198.7	125.0
Adjusted operating cash flow from continuing operations	$256.7	$268.0	$670.4	$586.2

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per equivalent ounce)	2013	2012	2013	2012
Production cost of sales from continuing operations - as reported (a)	$513.5	$464.1	$989.2	$915.8
Less: portion attributable to Chirano non-controlling interest	(5.0)	(4.9)	(10.1)	(10.3)
Attributable production cost of sales from continuing operations	$508.5	$459.2	$979.1	$905.5
Gold equivalent ounces sold from continuing operations	695,541	640,836	1,347,738	1,253,188
Less: portion attributable to Chirano non-controlling interest	(6,040)	(6,298)	(12,985)	(14,123)
Attributable gold equivalent ounces sold from continuing operations	689,501	634,538	1,334,753	1,239,065
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$738	$724	$734	$731
Attributable production cost of sales from continuing operations per equivalent ounce sold	$737	$724	$734	$731
(a) "Production cost of sales" is equivalent to "Total cost of sales" per the condensed consolidated interim financial statements less depreciation, depletion and amortization and impairment charges.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2013	2012	2013	2012
Production cost of sales from continuing operations - as reported (a)	$513.5	$464.1	$989.2	$915.8
Less: portion attributable to Chirano non-controlling interest	(5.0)	(4.9)	(10.1)	(10.3)
Less: attributable silver revenues from continuing operations	(57.0)	$(71.0)	(118.9)	(154.7)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$451.5	$388.2	$860.2	$750.8
Gold ounces sold from continuing operations	653,696	595,654	1,267,379	1,156,807
Less: portion attributable to Chirano non-controlling interest	(6,025)	(6,285)	(12,941)	(14,085)
Attributable gold ounces sold from continuing operations	647,671	589,369	1,254,438	1,142,722
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$697	$659	$686	$657
(a) "Production cost of sales" is equivalent to "Total cost of sales" per the interim condensed consolidated financial statements less depreciation, depletion and amortization and impairment charges.

Attributable All-In Sustaining Cost from Continuing Operations per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop this non-GAAP measure.  Adoption of this all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost measure complements existing measures reported by Kinross in order to reflect the total current period cost of producing gold from operations.

Starting from the second quarter of 2013, the Company conformed its previously reported definition of all-in sustaining cost to that published by the WGC, with the principal changes being the characterization of certain exploration costs and additions to property, plant and equipment as either sustaining or non-sustaining, and the inclusion of reclamation and remediation expenses for current operations.  The comparative periods have been restated accordingly.  The Company believes that this change will enable investors to better understand the total current period costs associated with producing gold in comparison with other gold mining companies.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2013	2012	2013	2012
Production cost of sales from continuing operations - as reported (a)	$513.5	$464.1	$989.2	$915.8
Less: portion attributable to Chirano non-controlling interest	(5.0)	(4.9)	(10.1)	(10.3)
Less: attributable silver sales from continuing operations	(57.0)	(71.0)	(118.9)	(154.7)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$451.5	$388.2	$860.2	$750.8
Adjusting items on an attributable basis:
General and administrative	42.4	44.0	81.9	83.7
Exploration and business development - sustaining	24.9	34.1	49.2	68.9
Other operating expense - sustaining	(2.1)	5.8	11.3	15.2
Additions to property, plant and equipment - sustaining	127.2	86.1	229.3	405.0
Reclamation and remediation costs related to current operations	15.0	13.6	29.9	24.3
Inventory impairment charge	35.1	0.0	35.1	0.0
All-in Sustaining Cost - attributable	$694.0	$571.8	$1,296.9	$1,347.9
Gold ounces sold from continuing operations	653,696	595,654	1,267,379	1,156,807
Less: portion attributable to Chirano non-controlling interest	(6,025)	(6,285)	(12,941)	(14,085)
Attributable gold ounces sold from continuing operations	647,671	589,369	1,254,438	1,142,722
Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,072	$970	$1,034	$1,180

(a) "Production cost of sales" is equivalent to "Total cost of sales" per the interim financial statements less depreciation, depletion and amortization and impairment charges.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A include those under the headings “Outlook”, “Project Updates and New Developments”, and “Capital and Liquidity Resources – Liquidity Outlook”, and include, without limitation, statements with respect to: our guidance for production, production costs of sales, all-in sustaining costs and capital expenditures, modifications to projects and operations, including the Tasiast expansion project and our expectations regarding timelines for continued development, as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “expects”, “scheduled”, “projected”, “timeline”, “forecasts”, “suggests”, “indicative”, “intend”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets”, or “believes”, or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and full-year 2012 Management Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the cessation by the Company of further investment and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as related to the reasonable cooperation of the Government of Ecuador in ensuring an orderly transition with respect to FDN (including, without limitation, any related transactions) that respects the interests of both parties; continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador; the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies; and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the transition period as we reduce our level of activity in Ecuador being consistent with Kinross’ current expectations, and any potential amendments to the Brazilian Mining Code being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the development of, operations at, and production from, the Dvoinoye deposit being consistent with Kinross’ expectations including, but not limited to, the commencement of full production in the second half of 2013 and processing of Dvoinoye ore at the Kupol mill; (12) the viability of the Tasiast and Chirano mines (including but not limited to, at Tasiast, the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, at Tasiast, expansion optimization initiatives leading to changes in processing approach and maintenance, the timing of completion and results of the Tasiast feasibility study and, as required, conversion of adjacent exploration licences to mining licences) of the Tasiast and Chirano mines being consistent with Kinross’ current expectations; (13) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (14) goodwill and/or asset impairment potential; and (15) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, securing partial project financing for the Dvoinoye and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: our ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class actions in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and full-year 2012 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $9 impact in production cost of sales per ounce1.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties (other than exploration activities) contained in this MD&A has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.  The technical information about the Company’s exploration activities contained in this MD&A has been prepared under the supervision of and verified by Dr. Glenton Masterman, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		June 30,	December 31,	January 1,
		2013	2012	2012
			Notes 3, 4	Note 3
Assets
Current assets
Cash and cash equivalents	Note 5	$1,163.1	$1,632.7	$1,724.8
Restricted cash	Note 5	58.8	58.1	56.1
Short-term investments	Note 5	-	349.8	1.3
Accounts receivable and other assets	Note 5	324.7	280.9	304.7
Inventories	Note 5	1,281.1	1,254.9	961.7
Unrealized fair value of derivative assets	Note 8	2.6	15.0	2.8
		2,830.3	3,591.4	3,051.4
Non-current assets
Property, plant and equipment	Note 5	6,744.0	8,968.1	8,855.0
Goodwill	Note 5	476.8	1,136.7	3,382.3
Long-term investments	Note 5	26.3	49.1	79.3
Investments in associate and joint ventures	Note 7	319.2	536.1	654.9
Unrealized fair value of derivative assets	Note 8	0.8	9.6	1.1
Deferred charges and other long-term assets	Note 5	541.5	545.5	403.1
Deferred tax assets		108.9	46.1	21.8
Total assets		$11,047.8	$14,882.6	$16,448.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$577.3	$636.2	$562.0
Current tax payable		54.4	93.2	67.6
Current portion of long-term debt	Note 10	60.0	516.2	31.9
Current portion of provisions	Note 11	34.2	42.0	37.6
Current portion of unrealized fair value of derivative liabilities	Note 8	41.9	22.0	66.7
		767.8	1,309.6	765.8
Non-current liabilities
Long-term debt	Note 10	2,087.2	2,116.4	1,599.4
Provisions	Note 11	727.5	720.4	584.0
Unrealized fair value of derivative liabilities	Note 8	26.3	10.5	32.7
Other long-term liabilities		139.0	125.6	132.4
Deferred tax liabilities		536.9	674.4	863.9
Total liabilities		4,284.7	4,956.9	3,978.2

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	Note 12	$14,716.3	$14,692.5	$14,656.6
Contributed surplus		87.3	89.9	81.4
Accumulated deficit		(8,070.9)	(4,937.1)	(2,249.9)
Accumulated other comprehensive income (loss)	Note 5	(46.2)	4.9	(97.7)
Total common shareholders' equity		6,686.5	9,850.2	12,390.4
Non-controlling interest		76.6	75.5	80.3
Total equity		6,763.1	9,925.7	12,470.7
Commitments and contingencies	Note 16
Total liabilities and equity		$11,047.8	$14,882.6	$16,448.9

Common shares
Authorized		Unlimited	Unlimited	Unlimited
Issued and outstanding	Note 12	1,142,155,053	1,140,132,123	1,137,732,344

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Six months ended

		June 30,	June 30,	June 30,	June 30,
		2013	2012	2013	2012
			Notes 3, 4		Notes 3, 4
Revenue
Metal sales		$968.0	$1,005.6	$2,026.1	$2,010.7

Cost of sales
Production cost of sales		513.5	464.1	989.2	915.8
Depreciation, depletion and amortization		210.1	157.0	437.8	299.5
Impairment charges	Note 6	2,433.1	-	2,433.1	-
Total cost of sales		3,156.7	621.1	3,860.1	1,215.3
Gross profit (loss)		(2,188.7)	384.5	(1,834.0)	795.4
Other operating expense		9.4	10.7	33.4	22.2
Exploration and business development		43.2	70.6	81.7	128.3
General and administrative		42.4	44.0	81.9	83.7
Operating earnings (loss)		(2,283.7)	259.2	(2,031.0)	561.2
Other income (expense) - net	Note 5	(243.3)	(31.2)	(251.7)	(20.6)
Equity in losses of associate and joint venture	Note 5	(2.2)	(1.5)	(3.1)	(1.5)
Finance income		2.3	1.1	4.3	2.1
Finance expense	Note 5	(9.1)	(9.0)	(17.7)	(18.8)
Earnings (loss) before taxes		(2,536.0)	218.6	(2,299.2)	522.4
Income tax recovery (expense) - net		53.6	(104.5)	(19.2)	(318.5)
Earnings (loss) from continuing operations after tax		(2,482.4)	114.1	(2,318.4)	203.9
Earnings (loss) from discontinued operations after tax	Note 4	(721.1)	39.7	(723.0)	46.8
Net earnings (loss)		$(3,203.5)	$153.8	$(3,041.4)	$250.7

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest		$(0.5)	$0.2	$1.1	$(8.6)
Common shareholders		$(2,481.9)	$113.9	$(2,319.5)	$212.5
Net earnings (loss) attributable to:
Non-controlling interest		$(0.5)	$0.2	$1.1	$(8.6)
Common shareholders		$(3,203.0)	$153.6	$(3,042.5)	$259.3

Earnings (loss) per share from continuing operations attributable to common shareholders

Basic		$(2.17)	$0.10	$(2.03)	$0.19
Diluted		$(2.17)	$0.10	$(2.03)	$0.19
Earnings (loss) per share attributable to common shareholders

Basic		$(2.81)	$0.13	$(2.67)	$0.23
Diluted		$(2.81)	$0.13	$(2.67)	$0.23

Weighted average number of common shares outstanding (millions)	Note 14
Basic		1,141.7	1,138.1	1,141.2	1,138.5
Diluted		1,141.7	1,144.3	1,141.2	1,144.4
The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2013	2012	2013	2012
			Notes 3, 4		Notes 3, 4

Net earnings (loss)		$(3,203.5)	$153.8	$(3,041.4)	$250.7

Other comprehensive income (loss), net of tax:	Note 5
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)		(13.7)	(15.3)	(23.2)	(14.4)
Reclassification to earnings for impairment charges		8.5	20.2	14.1	20.2
Accumulated other comprehensive loss related to investments sold (b)		-	-	-	(0.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		(52.0)	(62.5)	(41.0)	0.7
Accumulated other comprehensive income (loss) related to derivatives settled (d)		0.9	27.5	(1.0)	55.0
		(56.3)	(30.1)	(51.1)	61.4
Total comprehensive income (loss)		$(3,259.8)	$123.7	$(3,092.5)	$312.1

Comprehensive income (loss) from continuing operations		$(2,538.7)	$84.0	$(2,369.5)	$265.3
Comprehensive income (loss) from discontinued operations		(721.1)	39.7	(723.0)	46.8
Comprehensive income (loss)		$(3,259.8)	$123.7	$(3,092.5)	$312.1

Attributable to non-controlling interest		$(0.5)	0.2	$1.1	$(8.6)
Attributable to common shareholders		$(3,259.3)	$123.5	$(3,093.6)	$320.7

(a) Net of tax of $(0.9) million, 3 months; $(0.2) million, 6 months (2012 - $(2.0) million, 3 months; $(2.2) million, 6 months)
(b) Net of tax of $nil, 3 months; $nil, 6 months (2012 - $nil, 3 months; $nil, 6 months)
(c) Net of tax of $(21.5) million, 3 months; $(16.1) million, 6 months (2012 - $(23.1) million, 3 months; $(2.7) million, 6 months)
(d) Net of tax of $1.1 million, 3 months; $1.1 million, 6 months (2012 - $3.8 million, 3 months; $3.6 million, 6 months)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
Net inflow (outflow) of cash related to the following activities:		Notes 3, 4		Notes 3, 4

Operating:
Net earnings (loss) from continuing operations	$(2,482.4)	$114.1	$(2,318.4)	$203.9
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	210.1	157.0	437.8	299.5
Losses (gains) on sale of other assets - net	0.2	0.5	(0.6)	0.5
Impairment charges	2,433.1	-	2,433.1	-
Impairment of investments	227.5	20.2	233.1	20.2
Equity in losses of associate and joint venture	2.2	1.5	3.1	1.5
Non-hedge derivative gains - net	(0.1)	(3.4)	(0.1)	(13.5)
Settlement of derivative instruments	-	20.3	0.2	48.7
Share-based compensation expense	9.4	9.4	18.1	18.9
Accretion expense	5.1	5.3	10.5	10.7
Deferred tax (recovery) expense	(164.1)	(14.1)	(184.9)	83.3
Foreign exchange (gains) losses and other	15.7	(22.5)	38.5	(38.8)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(103.2)	(54.1)	(74.1)	(82.8)
Inventories	(7.8)	(51.0)	(42.7)	(49.8)
Accounts payable and accrued liabilities	59.6	26.9	92.6	148.4
Cash flow provided from operating activities	205.3	210.1	646.2	650.7
Income taxes paid	(98.9)	(131.0)	(174.5)	(189.5)
Net cash flow of continuing operations provided from operating activities	106.4	79.1	471.7	461.2
Net cash flow of discontinued operations used in operating activities	(2.5)	(0.7)	(9.7)	(2.8)

Investing:
Additions to property, plant and equipment	(321.0)	(414.7)	(630.5)	(920.3)
Net proceeds from (additions to) long-term investments and other assets	(18.8)	26.0	(43.3)	13.5
Net proceeds from the sale of property, plant and equipment	0.1	0.2	1.4	0.2
Disposals of short-term investments	-	-	349.8	1.1
Increase (decrease) in restricted cash	(0.9)	0.4	(0.9)	1.3
Interest received	2.1	1.2	4.2	2.1
Other	-	0.4	-	0.1
Net cash flow of continuing operations used in investing activities	(338.5)	(386.5)	(319.3)	(902.0)
Net cash flow of discontinued operations provided from (used) in investing activities	(6.0)	204.0	(14.3)	180.3
Financing:
Issuance of common shares on exercise of options and warrants	1.4	1.6	3.0	3.5
Proceeds from issuance of debt	-	168.9	-	296.3
Repayment of debt	(6.3)	(170.7)	(493.3)	(322.5)
Interest paid	(1.2)	(1.6)	(2.7)	(4.8)
Dividends paid to common shareholders	-	-	(91.3)	(91.1)
Other	(1.7)	(0.1)	(1.7)	(0.8)
Net cash flow of continuing operations used in financing activities	(7.8)	(1.9)	(586.0)	(119.4)
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(9.3)	(7.0)	(12.0)	(4.4)
Decrease in cash and cash equivalents	(257.7)	(113.0)	(469.6)	(387.1)
Cash and cash equivalents, beginning of period	1,420.8	1,450.7	1,632.7	1,724.8
Cash and cash equivalents, end of period	$1,163.1	$1,337.7	$1,163.1	$1,337.7

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Common share capital and common share purchase warrants
Balance beginning of period	$14,712.9	$14,676.1	$14,692.5	$14,656.6
Common shares issued under employee share purchase plans	2.1	1.8	4.0	3.6
Transfer from contributed surplus on exercise of options and restricted shares	1.3	2.3	19.4	19.3
Options and warrants exercised, including cash	-	0.4	0.4	1.1
Balance at the end of the period	$14,716.3	$14,680.6	$14,716.3	$14,680.6

Contributed surplus
Balance beginning of period	$79.8	$73.3	$89.9	$81.4
Share-based compensation	8.8	8.8	16.8	17.7
Transfer of fair value of exercised options and restricted shares	(1.3)	(2.3)	(19.4)	(19.3)
Balance at the end of the period	$87.3	$79.8	$87.3	$79.8

Accumulated deficit
Balance beginning of period	$(4,867.9)	$(2,235.3)	$(4,937.1)	$(2,249.9)
Dividends paid	-	-	(91.3)	(91.1)
Net earnings (loss) attributable to common shareholders	(3,203.0)	153.6	(3,042.5)	259.3
Balance at the end of the period	$(8,070.9)	$(2,081.7)	$(8,070.9)	$(2,081.7)

Accumulated other comprehensive income (loss)
Balance beginning of period	$10.1	$(6.2)	$4.9	$(97.7)
Other comprehensive income (loss)	(56.3)	(30.1)	(51.1)	61.4
Balance at the end of the period	$(46.2)	$(36.3)	$(46.2)	$(36.3)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(8,117.1)	$(2,118.0)	$(8,117.1)	$(2,118.0)

Total common shareholders' equity	$6,686.5	$12,642.4	$6,686.5	$12,642.4

Non-controlling interest
Balance beginning of period	$77.1	$71.5	$75.5	$80.3
Net earnings (loss) attributable to non-controlling interest	(0.5)	0.2	1.1	(8.6)
Balance at the end of the period	$76.6	$71.7	$76.6	$71.7

Total equity	$6,763.1	$12,714.1	$6,763.1	$12,714.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited and tabular amounts in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended June 30, 2013 were authorized for issue in accordance with a resolution of the directors on July 31, 2013.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2012, except as disclosed in Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2012 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS AND ACCOUNTING CHANGES

Significant Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgment by management in applying the Company’s accounting policies. The areas involving significant judgment and estimates have been set out in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2012.

As at June 30, 2013, the Company identified the recent and continued decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment.  Upon the identification of these indicators, the Company performed an impairment assessment to determine the recoverable amount of its cash generating units (“CGUs”) using updated assumptions and estimates.  The forecasted production output and capital expenditures included in the life of mine plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.  The results of the assessment, including the significant estimates and assumptions used, are set out in Note 6.

Accounting Changes

The Company adopted the following new standards and interpretations issued by the IASB or International Financial Reporting Interpretation Committee (“IFRIC”) as of January 1, 2013.

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories”. When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. Adoption of this standard had no significant impact on the Company’s interim financial statements.

Consolidation and related standards

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. There was no impact on the Company’s interim financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. There was no impact on the Company’s interim financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

The Company adopted IFRS 11 and IAS 28 (2011) on January 1, 2013. As a result of adoption, the Company’s interim financial statements were impacted as follows:
•	The Company classified its interest in Round Mountain as a joint operation, and continued to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;
•
The Company classified its interest in Sociedad Contractual Minera Puren (“Puren”, included in the La Coipa segment) as a joint venture, and accounted for it using the equity method of accounting and will no longer apply proportionate consolidation.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively;

•
The Company classified its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and accounted for it using the equity method of accounting.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively. The results of Crixás have been presented separately as a discontinued operation as of June 28, 2012. See Note 4; and,

•	The interim condensed consolidated balance sheet and the consolidated statements of operations and cash flows for comparative periods have been recast as summarized below.

Adjustments to the interim condensed consolidated balance sheet as at January 1, 2012:

	As at January 1,	Adjustments for changes in	As at January 1,
	2012	accounting policy	2012
	(previously stated)	IFRS 11	(adjusted)
Assets
Current assets
Cash and cash equivalents	$1,766.0	$(41.2)	$1,724.8
Restricted cash	62.1	(6.0)	56.1
Short-term investments	1.3	-	1.3
Accounts receivable and other assets	309.4	(4.7)	304.7
Inventories	976.2	(14.5)	961.7
Unrealized fair value of derivative assets	2.8	-	2.8
	3,117.8	(66.4)	3,051.4
Non-current assets
Property, plant and equipment	8,959.4	(104.4)	8,855.0
Goodwill	3,420.3	(38.0)	3,382.3
Long-term investments	79.4	(0.1)	79.3
Investments in associate and joint ventures	502.5	152.4	654.9
Unrealized fair value of derivative assets	1.1	-	1.1
Deferred charges and other long-term assets	406.4	(3.3)	403.1
Deferred tax assets	21.9	(0.1)	21.8
Total assets	$16,508.8	$(59.9)	$16,448.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$575.3	$(13.3)	$562.0
Current tax payable	82.9	(15.3)	67.6
Current portion of long-term debt	32.7	(0.8)	31.9
Current portion of provisions	38.1	(0.5)	37.6
Current portion of unrealized fair value of derivative liabilities	66.7	-	66.7
	795.7	(29.9)	765.8
Non-current liabilities
Long-term debt	1,600.4	(1.0)	1,599.4
Provisions	597.1	(13.1)	584.0
Unrealized fair value of derivative liabilities	32.7	-	32.7
Other long-term liabilities	133.1	(0.7)	132.4
Deferred tax liabilities	879.1	(15.2)	863.9
Total liabilities	4,038.1	(59.9)	3,978.2

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,656.6	$-	$14,656.6
Contributed surplus	81.4	-	81.4
Accumulated deficit	(2,249.9)	-	(2,249.9)
Accumulated other comprehensive loss	(97.7)	-	(97.7)
Total common shareholders' equity	12,390.4	-	12,390.4
Non-controlling interest	80.3	-	80.3
Total equity	12,470.7	-	12,470.7
Total liabilities and equity	$16,508.8	$(59.9)	$16,448.9

Adjustments to the interim condensed consolidated balance sheet as at December 31, 2012:

	As at December 31,	Adjustments for changes in	As at December 31,
	2012	accounting policy	2012
	(previously stated)	IFRS 11	(adjusted)
Assets
Current assets
Cash and cash equivalents	$1,632.9	$(0.2)	$1,632.7
Restricted cash	58.1	-	58.1
Short-term investments	349.8	-	349.8
Accounts receivable and other assets	287.3	(6.4)	280.9
Inventories	1,257.7	(2.8)	1,254.9
Unrealized fair value of derivative assets	15.0	-	15.0
	3,600.8	(9.4)	3,591.4
Non-current assets
Property, plant and equipment	8,978.8	(10.7)	8,968.1
Goodwill	1,136.7	-	1,136.7
Long-term investments	49.1	-	49.1
Investments in associate and joint venture	515.8	20.3	536.1
Unrealized fair value of derivative assets	9.6	-	9.6
Deferred charges and other long-term assets	545.5	-	545.5
Deferred tax assets	46.1	-	46.1
Total assets	$14,882.4	$0.2	$14,882.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$632.8	$3.4	$636.2
Current tax payable	93.2	-	93.2
Current portion of long-term debt	516.2	-	516.2
Current portion of provisions	42.0	-	42.0
Current portion of unrealized fair value of derivative liabilities	22.0	-	22.0
	1,306.2	3.4	1,309.6
Non-current liabilities
Long-term debt	2,116.4	-	2,116.4
Provisions	721.4	(1.0)	720.4
Unrealized fair value of derivative liabilities	10.5	-	10.5
Other long-term liabilities	125.6	-	125.6
Deferred tax liabilities	676.6	(2.2)	674.4
Total liabilities	4,956.7	0.2	4,956.9

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,692.5	-	$14,692.5
Contributed surplus	89.9	-	89.9
Accumulated deficit	(4,937.1)	-	(4,937.1)
Accumulated other comprehensive income	4.9	-	4.9
Total common shareholders' equity	9,850.2	-	9,850.2
Non-controlling interest	75.5	-	75.5
Total equity	9,925.7	-	9,925.7
Total liabilities and equity	$14,882.4	$0.2	$14,882.6

The adoption of IFRS 11 did not have a material impact on the Company’s consolidated statements of operations.  For the year ended December 31, 2012, revenues, production cost of sales and operating earnings decreased by $4.1 million, $1.6 million and $2.2 million, respectively.  In addition, equity in losses of associate and joint venture decreased by $0.3 million. There was no impact on basic and diluted earnings per share.

The adoption of IFRS 11 did not have a material impact on the Company’s consolidated statements of cash flows.  For the year ended December 31, 2012, the net cash flow of continuing operations provided from operating activities increased by $7.2 million and the net cash flow of continuing operations used in investing activities decreased by $26.9 million.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities.  There was no impact on the Company’s interim financial statements upon adoption of IFRS 12 on January 1, 2013.

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.  This standard also requires additional disclosure about fair value measurement.  As a result of adopting IFRS 13, the Company provided additional disclosures in Note 8. There were no other impacts on the interim financial statements on adoption of this standard.

4.	DISCONTINUED OPERATIONS

i.	Fruta del Norte

On June 10, 2013, the Company announced that it would not proceed with further development of the Fruta del Norte (“FDN”) project in Ecuador as the government of Ecuador and Kinross were unable to agree on certain key economic and legal terms.

Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013, of which $714.7 million reflects the Company's net carrying value of the FDN project, and $5.3 million represents accrued severance and closure costs.

Earnings (loss) from FDN

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Results of discontinued operations
Revenues	$-	$-	$-	$-
Expenses (a)	727.3	(2.0)	729.2	(3.1)
Earnings (loss) before taxes	(727.3)	2.0	(729.2)	3.1
Income tax (expense) recovery	6.2	(0.1)	6.2	(0.2)
Earnings (loss) from discontinued operations after tax	$(721.1)	$1.9	$(723.0)	$2.9
Loss per share from discontinued operations attributable to common shareholders
Basic	$(0.63)	$0.00	$(0.63)	$0.00
Diluted	$(0.63)	$0.00	$(0.63)	$0.00

 (a) Includes impairment charge of $720.0 million.

Cash flows from FDN

	Three months ended June 30,		Six months ended June 30,

	2013	2012	2013	2012

Cash flows of discontinued operation:
Net cash used in operating activities	$(2.5)	$(0.7)	$(9.7)	$(2.8)
Net cash used in investing activities	(6.0)	(16.0)	(14.3)	(39.7)
Net cash used in financing activities	-	-	-	-
Net cash flows of discontinued operation	$(8.5)	$(16.7)	$(24.0)	$(42.5)

ii.	Crixás

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine (Serra Grande) to a subsidiary of AngloGold Ashanti Ltd. (“AngloGold”) for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  AngloGold previously owned the remaining 50% of the Crixás gold mine and is the operator of the mine.

As a result of the adoption of IFRS 11, the Company’s interest in the Crixás gold mine was accounted for as a joint venture using the equity method beginning January 1, 2012 through to the date of disposal.  As Crixás was a component of the Company, clearly distinguished operationally and for financial reporting purposes from the rest of the Company, the disposal was considered a discontinued operation.  Results and cash flows of the discontinued operation have been presented separately in the interim condensed consolidated statements of operations and cash flows, and the comparative periods have been recast accordingly.

Earnings from Crixás

	Three months ended June 30,		Six months ended June 30,

	2013	2012	2013	2012
Results of discontinued operation
Revenues	$-	$25.2	$-	$53.7
Expenses	-	18.7	-	37.2
Earnings before taxes	-	6.5	-	16.5
Income tax expense	-	(2.5)	-	(6.4)
Net earnings before disposals	$-	$4.0	$-	$10.1
Gain on sale of discontinued operation	-	96.2	-	96.2
Income tax on sale of discontinued operation	-	(62.4)	-	(62.4)
Earnings from discontinued operation after tax	$-	$37.8	$-	$43.9
Earnings per share from discontinued operation attributable to common shareholders
Basic	$-	$0.03	$-	$0.04
Diluted	$-	$0.03	$-	$0.04

Cash flows from Crixás

	Three months ended June 30,		Six months ended June 30,

	2013	2012	2013	2012

Cash flows of discontinued operation:
Net cash provided from operating activities	$-	$-	$-	$-
Net cash provided from investing activities	-	220.0	-	220.0
Net cash used in financing activities	-	-	-	-
Net cash flows of discontinued operation	$-	$220.0	$-	$220.0

5.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Consolidated Balance Sheets

i.	Cash and cash equivalents:

	June 30,	December 31,
	2013	2012
Cash on hand and balances with banks	$328.5	$499.5
Short-term deposits	834.6	1,133.2
	$1,163.1	$1,632.7

                  Restricted cash:

	June 30,	December 31,
	2013	2012
Restricted cash (a)	$58.8	$58.1

(a) Restricted cash relates to restricted payments for the Kupol loan (see Note 10 (iv)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity.

ii.	Short-term investments

	June 30,	December 31,
	2013	2012 (a)
Short-term investments	$ -	$ 349.8

(a) Short-term investments at December 31, 2012 included short-term Canadian government, US government and money market instruments.

iii.	Accounts receivable and other assets:

	June 30,	December 31,
	2013	2012
Trade receivables	$11.9	$25.0
Taxes recoverable	35.2	60.0
Prepaid expenses	22.4	40.7
VAT receivable	80.3	105.9
Other	174.9	49.3
	$324.7	$280.9

iv.	Inventories:

	June 30,	December 31,
	2013	2012
Ore in stockpiles(a)	$239.9	$209.7
Ore on leach pads (b)	371.4	332.7
In-process	61.2	53.3
Finished metal	99.6	124.2
Materials and supplies	668.8	669.5
	1,440.9	1,389.4
Provision for impairment of inventory (c)	(35.1)	-
	1,405.8	1,389.4
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(124.7)	(134.5)
	$1,281.1	$1,254.9
(a)
Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the interim condensed consolidated balance sheet. See deferred charges and other long-term assets, Note 5 (viii).

(b)
Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2024, Tasiast in 2029, Fort Knox in 2020, and 50% owned Round Mountain in 2019. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the interim condensed consolidated balance sheet. See deferred charges and other long-term assets, Note 5 (viii).

(c)
As at June 30, 2013 an impairment charge of $35.1 million (December 31, 2012 - $nil) was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. See Note 6 (ii).

v.	Property, plant and equipment:

		Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2013 (c)	$5,720.9	$7,810.3	$177.6	$13,708.8
Additions	453.7	177.8	-	631.5
Acquisitions	-	-	-	-
Capitalized interest	32.6	12.9	-	45.5
Disposals	(3.5)	-	-	(3.5)
Other	(22.9)	29.6	-	6.7
Balance at June 30, 2013	6,180.8	8,030.6	177.6	14,389.0

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2013 (c)	$(1,897.4)	$(2,843.3)	$-	$(4,740.7)
Depreciation, depletion and amortization	(211.0)	(236.3)	-	(447.3)
Impairment charge (d)	(985.5)	(1,472.9)		(2,458.4)
Disposals	2.7	-	-	2.7
Other	(4.6)	3.3	-	(1.3)
Balance at June 30, 2013	(3,095.8)	(4,549.2)	-	(7,645.0)

Net book value	$3,085.0	$3,481.4	$177.6	$6,744.0

Amount included above as at June 30, 2013:
Assets under construction	$741.8	$133.2	$-	$875.0
Net book value of finance leases	$13.5	$-	$-	$13.5
Assets not being depreciated (a)	$933.4	$1,218.3	$177.6	$2,329.3

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At June 30, 2013, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(c)	Amount has been recast as a result of the adoption of IFRS 11 “Joint Arrangements” on January 1, 2013. See Note 3.
(d)	An impairment charge was recorded against property, plant and equipment at Fruta del Norte (see Note 4(i)), Round Mountain, Maricunga, Tasiast and Lobo-Marte (see Note 6).

		Mineral Interests(b)
	Land, plant and equipment (d)	Development and operating properties (d)	Pre-development properties	Total (d)
Cost
Balance at January 1, 2012	$4,157.7	$7,232.4	$170.0	$11,560.1
Additions	1,473.0	554.4	-	2,027.4
Acquisitions	-	-	7.6	7.6
Capitalized interest	63.8	35.9	-	99.7
Disposals	(9.4)	26.7	-	17.3
Other	35.8	(39.1)	-	(3.3)
Balance at December 31, 2012	5,720.9	7,810.3	177.6	13,708.8

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2012	$(1,482.8)	$(1,222.3)	$-	$(2,705.1)
Depreciation, depletion and amortization	(335.4)	(396.8)	-	(732.2)
Impairment loss (c)	(82.5)	(1,203.5)	-	(1,286.0)
Disposals	7.6	(26.7)	-	(19.1)
Other	(4.3)	6.0	-	1.7
Balance at December 31, 2012	(1,897.4)	(2,843.3)	-	(4,740.7)

Net book value	$3,823.5	$4,967.0	$177.6	$8,968.1

Amount included above as at December 31, 2012:
Assets under construction	$1,024.4	$426.1	$-	$1,450.5
Net book value of finance leases	$15.1	$-	$-	$15.1
Assets not being depreciated (a)	$1,155.4	$2,609.0	$177.6	$3,942.0

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At December 31, 2012, the significant development and operating properties included Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold.

(c)	An impairment charge was recorded against property, plant and equipment at Tasiast.
(d)	Amount has been recast as a result of the adoption of IFRS 11 “Joint Arrangements” on January 1, 2013. See Note 3.

Land, plant and equipment with a carrying amount of $180.0 million (December 31, 2012 - $197.4 million) are pledged as security as part of the Kupol loan. See Note 10 (iv).

Capitalized interest relates to capital expenditures at Fort Knox, Kettle River-Buckhorn, Round Mountain, Maricunga, La Coipa, Lobo-Marte, Paracatu, Kupol, Chirano and Tasiast and had a weighted average borrowing rate of 0.9% and 2.1% during the three and six months ended June 30, 2013, respectively (three and six months ended June 30, 2012 – 1.7% and 3.3%, respectively).

At June 30, 2013, $660.5 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2012 - $741.1 million).  During the six months ended June 30, 2013, the Company acquired $nil of E&E assets, capitalized $nil in E&E costs and transferred $nil from E&E assets to capitalized development.  The Company recognized property, plant and equipment impairment related to E&E assets of $80.6 million as at June 30, 2013 (December 31, 2012 - $210.6 million).

During the three and six months ended June 30, 2013, the Company expensed $4.5 million and $5.1 million, respectively (three and six months ended June 30, 2012 – $3.4 million and $5.7 million, respectively), of exploration and evaluation expenditures. The Company had cash expenditures for exploration and evaluation included in operating cash flows for the three and six months ended June 30, 2013 of $4.5 million and $5.1 million, respectively (three and six months ended June 30, 2012 – $3.4 million and $5.7 million, respectively), and investing cash flows for the three and six months ended June 30, 2013 of $nil (three and six months ended June 30, 2012 – $8.1 million and $8.4 million, respectively).

vi.	Goodwill:

The goodwill allocated to the Company's cash generating units (“CGUs”) and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations (c)	Total

Cost
Balance at January 1, 2013	$ 145.9	$ 164.9	$ 190.3	$ 20.9	$ 827.2	$ 396.1	$ 4,620.4	$ 918.6	$ 278.2	$ 7,562.5
Acquisitions	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2013	$ 145.9	$ 164.9	$ 190.3	$ 20.9	$ 827.2	$ 396.1	$ 4,620.4	$ 918.6	$ 278.2	$ 7,562.5

Accumulated impairment
Balance at January 1, 2013	$ (87.2)	$ (99.4)	$ (65.9)	$ -	$ (668.4)	$ (220.2)	$ (4,620.4)	$ (558.8)	$ (105.5)	$ (6,425.8)
Impairment loss (a)	(58.7)	(65.5)	-	-	-	(175.9)	-	(359.8)	-	(659.9)
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2013	$ (145.9)	$ (164.9)	$ (65.9)	$ -	$ (668.4)	$ (396.1)	$ (4,620.4)	$ (918.6)	$ (105.5)	$ (7,085.7)

Carrying amount	$ -	$ -	$ 124.4	$ 20.9	$ 158.8	$ -	$ -	$ -	$ 172.7	$ 476.8

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations (c)	Total

Cost
Balance at January 1, 2012	$ 145.9	$ 164.9	$ 190.3	$ 20.9	$ 827.2	$ 396.1	$ 4,620.4	$ 918.6	$ 282.2	$ 7,566.5
Acquisitions	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	(4.0)	(4.0)
Balance at December 31, 2012	$ 145.9	$ 164.9	$ 190.3	$ 20.9	$ 827.2	$ 396.1	$ 4,620.4	$ 918.6	$ 278.2	$ 7,562.5

Accumulated impairment
Balance at January 1, 2012	$ (87.2)	$ (99.4)	$ (65.9)	$ -	$ (668.4)	$ (220.2)	$ (2,490.1)	$ (447.5)	$ (105.5)	$ (4,184.2)
Impairment loss (b)	-	-	-	-	-	-	(2,130.3)	(111.3)	-	(2,241.6)
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2012	$ (87.2)	$ (99.4)	$ (65.9)	$ -	$ (668.4)	$ (220.2)	$ (4,620.4)	$ (558.8)	$ (105.5)	$ (6,425.8)

Carrying amount	$ 58.7	$ 65.5	$ 124.4	$ 20.9	$ 158.8	$ 175.9	$ -	$ 359.8	$ 172.7	$ 1,136.7

(a)	At June 30, 2013, it was determined that the carrying amounts of goodwill at Round Mountain, Paracatu, Maricunga and Chirano exceeded their recoverable amounts. See Note 6.
(b)	At December 31, 2012, as part of the annual impairment test for goodwill, it was determined that the carrying amounts of goodwill at Tasiast and Chirano exceeded their recoverable amounts.
(c)	At June 30, 2013 and December 31, 2012, other operations includes goodwill related to Quebrada Seca with a carrying amount of $168.8 million and Jiboia with a carrying amount of $3.9 million.

vii.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale investments are recorded in accumulated other comprehensive income (“AOCI”) as follows:

	June 30, 2013		December 31, 2012
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Securities in an unrealized gain position	$19.1	$2.8	$39.0	$9.2
Securities in an unrealized loss position	7.2	(4.7)	10.1	(2.0)
	$26.3	$(1.9)	$49.1	$7.2

viii.	Deferred charges and other long-term assets:

	June 30,	December 31,
	2013	2012
Long-term portion of ore in stockpiles and ore on leach pads (a)	$124.7	$134.5
Deferred charges, net of amortization	8.2	7.7
Long-term receivables	188.8	181.5
Advances for the purchase of capital equipment	179.6	186.3
Other	40.2	35.5
	$541.5	$545.5
(a)
 Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. Long-term ore in stockpiles is at the Company’s Fort Knox, Kupol, Tasiast and Paracatu mines. Long-term ore on leach pads is at the Company’s 50% owned Round Mountain mine.

ix.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2013	2012
Trade payables	$111.3	$132.5
Accrued liabilities	376.9	396.8
Employee related accrued liabilities	89.1	106.9
	$577.3	$636.2

x.	Accumulated other comprehensive income (loss):

	Investments (a)	Financial derivatives (b)	Total
Balance at December 31, 2011	$4.0	$(101.7)	$(97.7)
Other comprehensive income before tax	1.2	113.8	115.0
Tax	2.0	(14.4)	(12.4)
Balance at December 31, 2012	$7.2	$(2.3)	$4.9
Other comprehensive loss before tax	(9.3)	(57.0)	(66.3)
Tax	0.2	15.0	15.2
Balance at June 30, 2013	$(1.9)	$(44.3)	$(46.2)
(a)	Balance at December 31, 2011 net of tax of $3.9 million
(b)	Balance at December 31, 2011 net of tax of $(20.1) million

Interim Condensed Consolidated Statements of Operations

xi.	Other income (expense) – net:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Gains (losses) on sale of other assets - net	$(0.2)	$(0.5)	$0.6	$(0.5)
Impairment of investments (a)	(227.5)	(20.2)	(233.1)	(20.2)
Foreign exchange losses	(17.7)	(16.2)	(21.3)	(10.6)
Net non-hedge derivative gains	0.1	3.4	0.1	13.5
Other	1.9	2.3	2.0	(2.8)
	$(243.3)	$(31.2)	$(251.7)	$(20.6)
(a)
During the three and six months ended June 30, 2013, the Company recognized an impairment charge of $219.0 million related to its  investment in Cerro Casale as a result of the impairment assessment disclosed in Note 6. The Company also recognized impairment losses on certain of its available-for-sale investments during the three and six months ended June 30, 2013.

xii.	Equity in losses of associate and joint venture:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Cerro Casale(a)	$(1.9)	$(1.7)	$(2.8)	$(2.9)
Puren (b)	(0.3)	0.2	(0.3)	1.4
	$(2.2)	$(1.5)	$(3.1)	$(1.5)
(a)	The Company holds a 25% interest in Cerro Casale and this investment in associate is accounted for under the equity method.
(b)	Puren is classified as a joint venture and is accounted for under the equity method as a result of the adoption of IFRS 11 "Joint Arrangements" on January 1, 2013. See Note 3.

xiii.	Finance expense:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Accretion on reclamation and remediation obligation	$4.5	$4.4	$8.9	$8.7
Interest expense, including accretion on debt (a)	4.6	4.6	8.8	10.1
	$9.1	$9.0	$17.7	$18.8

(a)
During the three and six months ended June 30, 2013, $18.5 million and $45.5 million (three and six months ended June 30, 2012 - $23.5 million and $45.8 million), respectively, of interest was capitalized to property, plant and equipment. See Note 5(v).

Total interest paid, including interest capitalized, during the three and six months ended June 30, 2013 was $6.0 million and $42.3 million (three and six months ended June 30, 2012 - $1.6 million and $34.7 million).

6.	IMPAIRMENT

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Goodwill (i)	$659.9	$-	$659.9	$-
Property, plant and equipment (i)	1,738.1	-	1,738.1	-
Inventory (ii)	35.1	-	35.1	-
	$2,433.1	$-	$2,433.1	$-

i.	Goodwill and property, plant and equipment

 As at June 30, 2013, the Company identified the recent and continued decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment.  As a result of the identification of these indicators, the Company performed an impairment assessment to determine the recoverable amount of its CGUs using updated assumptions and estimates.  The forecasted production output and capital expenditures included in the life of mine (“LOM”) plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.

The following table summarizes the impairment charges related to goodwill and property, plant and equipment by CGU:

CGU	Goodwill	Property, plant and equipment	Total
Round Mountain	$58.7	$118.7	$177.4
Paracatu	65.5	-	65.5
Maricunga	175.9	27.4	203.3
Tasiast	-	1,409.2	1,409.2
Chirano	359.8	-	359.8
Lobo-Marte	-	182.8	182.8
Total	$659.9	$1,738.1	$2,398.0

During the three and six months ended June 30, 2013, the Company recorded impairment charges aggregating $2,398.0 million, including $1,409.2 million of property, plant and equipment at Tasiast, which were recorded within cost of sales in the interim condensed consolidated statement of operations.  As a result of the impairment charges related to property, plant and equipment at Round Mountain, Maricunga and Tasiast CGUs, a tax recovery of $108.7 million was recorded within tax expense.  These non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

As a result of the impairment assessment, the Company also recognized an impairment charge related to its investment in Cerro Casale of $219.0 million, which was recorded in other income (expense).

Key assumptions

The key assumptions used in determining the recoverable amount (fair value less costs to sell) for each CGU are long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and NAV multiples.  The fair value of property, plant and equipment is determined primarily using an income approach based on unobservable inputs, and as a result, is classified within Level 3 of the fair value hierarchy.

The Company’s estimates of future metal prices are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts.  For the June 30, 2013 impairment analysis, estimated 2013, 2014, and long-term gold prices of $1,480, $1,450 and $1,300 per ounce, respectively, and estimated 2013, 2014 and long-term silver prices of $26.00, $25.50 and $22.75 per ounce, respectively, were used.  For the 2012 annual goodwill impairment analysis, estimated 2013, 2014, and long-term gold prices of $1,750, $1,750 and $1,500 per ounce, respectively, and estimated 2013, 2014 and long-term silver prices of $35.00, $33.75 and $25.00 per ounce, respectively, were used.

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU, which cover a 3 to 50 year period.  Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data.  Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources.  For the June 30, 2013 impairment analysis, an estimated 2013 and long-term oil price of $100 per barrel was used.  For the 2012 annual goodwill impairment analysis, an estimated 2013 and long-term oil price of $90 per barrel was used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk.  For the June 30, 2013 impairment analysis, real discount rates of between 4.66% and 5.99% were used.  For the 2012 annual goodwill impairment analysis, real discount rates of between 4.04% and 7.90% were used.

The Company estimates the fair value of each CGU by applying a market Net Asset Value (“NAV”) multiple to the NAV of each CGU.  When selecting NAV multiples, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at June 30, 2013 in respect of the fair value determinations at that date, which ranged from 0.8 to 1.3.  NAV multiples observed at December 31, 2012 were in the range of 0.8 to 1.3. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Sensitivity

The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

ii.	Inventory

As at June 30, 2013 an impairment charge of $35.1 million (December 31, 2012 - $nil) was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.  See Note 5(iv).

7.	INVESTMENTS IN ASSOCIATE AND JOINT VENTURES

The investments in associate and joint ventures are accounted for under the equity method and had the following carrying values:

	June 30,	December 31,	January 1,
	2013	2012	2012
Cerro Casale (a)	$299.2	$515.8	$502.5
Puren (b)	20.0	20.3	45.9
Crixás (c)	-	-	106.5
	$319.2	$536.1	$654.9
(a)
The Company holds a 25% interest in Cerro Casale and this investment in associate is accounted for under the equity method. As at June 30, 2013, an impairment charge of $219.0 million was recorded against the Company’s investment in Cerro Casale. See Note 6.

(b)	Puren is classified as a joint venture and is accounted for under the equity method as a result of the adoption of IFRS 11 "Joint Arrangements" on January 1, 2013. See Note 3.
(c)	Crixás was accounted for as a joint venture using the equity method beginning January 1, 2012 through to the date of disposal. See Note 4.

There are no publicly quoted market prices for Cerro Casale and Puren.

8.	FINANCIAL INSTRUMENTS

i.	Fair values of financial instruments:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts, except as noted below, are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognised at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2013 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$26.3	$-	$-	$26.3
Embedded derivatives	(0.1)	-	-	(0.1)
Derivative instruments
Interest rate swaps	-	(0.2)	-	(0.2)
Foreign currency forward contracts	-	(63.0)	-	(63.0)
Energy forward contracts	-	(1.5)	-	(1.5)
Total return swap	-	-	-	-
	$26.2	$(64.7)	$-	$(38.5)

During the three and six months ended June 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Embedded derivatives:

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants, and therefore is classified within Level 1 of the fair value hierarchy.

Prior to the settlement of the convertible senior notes, the Company determined the fair value of the embedded derivative related to the conversion options based on pricing models which used a number of observable market-determined variables, and therefore was classified within Level 2 of the fair value hierarchy.

Derivative instruments:

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative instruments is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date and therefore derivative instruments are classified within Level 2 of the fair value hierarchy.

ii.	Derivative instruments:

	June 30, 2013		December 31, 2012
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Interest rate contracts
Interest rate swaps (a) (i)	$(0.2)	$-	$(2.7)	$(2.5)

Currency contracts
Foreign currency forward contracts (b)	(63.0)	(43.2)	(7.3)	(1.8)

Commodity contracts
Energy forward contracts(c)	(1.5)	(1.1)	2.5	2.0

Other contracts
Total return swap	-	-	(0.2)	-

Canadian dollar denominated common share purchase warrants liability (ii)	(0.1)	-	(0.2)	-

Convertible senior notes - conversion option (iii)	-	-	-	-

Total all contracts	$(64.8)	$(44.3)	$(7.9)	$(2.3)

Unrealized fair value of derivative assets
Current	2.6		15.0
Non-current	0.8		9.6
	$3.4		$24.6
Unrealized fair value of derivative liabilities
Current	(41.9)		(22.0)
Non-current	(26.3)		(10.5)
	$(68.2)		$(32.5)

Total net fair value	$(64.8)		$(7.9)
(a)	Of the total amount recorded in AOCI, $nil will be reclassified to net earnings within the next 12 months.
(b)	Of the total amount recorded in AOCI, $26.1 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(c)	Of the total amount recorded in AOCI, $0.7 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(i)	Interest rate contracts

When the floating rate term loan was originally arranged in August 2012 (see Note 10(i)), the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10 , 2015.

(ii)	Canadian dollar denominated common share purchase warrants liability

The Company’s Canadian dollar denominated common share purchase warrants are considered derivative instruments and were measured at fair value on initial recognition and subsequently at each reporting date, with changes in fair value recognized in the interim condensed consolidated statement of operations.  For the three and six months ended June 30, 2013, the Company recognized a gain of $0.1 million and $0.1 million, respectively (three and six months ended June 30, 2012 – gains of $3.0 million and $11.1 million, respectively) in the interim condensed consolidated statement of operations.

(iii)	Convertible senior notes - conversion option

Prior to the settlement of the convertible notes on March 15, 2013 and April 30, 2013, the Company’s option to settle its convertible notes in cash or shares upon conversion caused the conversion option to be considered an embedded derivative which was recognized at fair value on initial recognition and subsequently at each reporting date with changes in the fair value recognized in the interim condensed consolidated statement of operations. For the three and six months ended June 30, 2013, the Company recognized a gain of $nil and $nil, respectively (three and six months ended June 30, 2012 – gains of $0.4 million and $2.4 million, respectively).

9.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s policy is to not hedge metal sales. However in limited circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

Capital management

The Company’s objectives when managing capital are to:

•  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
·  Ensure the Company has the capital and capacity to support a long-term growth strategy;
•  Provide investors with a superior rate of return on their invested capital;
• Ensure compliance with all bank covenant ratios; and
• Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements and its total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	June 30,	December 31,
	2013	2012
Long-term debt	$2,087.2	$2,116.4
Current portion of long-term debt	60.0	516.2
Total debt	2,147.2	2,632.6
Common shareholders' equity	6,686.5	9,850.2
Total debt / total debt and common shareholders' equity ratio	24.3%	21.1%
Company target	0 – 30%	0 – 30%

10.	LONG-TERM DEBT AND CREDIT FACILIITIES

			June 30, 2013				December 31, 2012
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value

Corporate term loan facility	(i)	Variable	$1,000.0	$(4.6)	$995.4	$995.4	$996.6	$996.6
Convertible senior notes	(ii)	1.75%	-	-	-	-	452.9	460.4
Senior notes	(iii)	3.625%-6.875%	993.9	(9.4)	984.5	948.6	983.5	1,045.8
Kupol loan	(iv)	Variable	170.0	(2.7)	167.3	167.3	196.3	196.3
Finance leases	(v)	5.62%	-	-	-	-	3.3	3.3
			2,163.9	(16.7)	2,147.2	2,111.3	2,632.6	2,702.4
Less: current portion			(60.0)	-	(60.0)	(60.0)	(516.2)	(516.2)
Long-term debt			$2,103.9	$(16.7)	$2,087.2	$2,051.3	$2,116.4	$2,186.2

(a)    Includes transaction costs on debt financings.

i.	Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015. As at June 30, 2013, the Company had utilized $34.5 million (December 31, 2012 – $35.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at June 30, 2013, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  As a result, the interest rate swaps now only hedge the term loan’s interest rate exposure until the original maturity of August 2015.  Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with this covenant at June 30, 2013.

ii.	Convertible senior notes

In January 2008, the Company completed a public offering of $460.0 million convertible senior notes due March 15, 2028, each in the amount of one thousand dollars, paying interest semi-annually at a rate of 1.75% per annum.  The convertible senior notes were redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders of the convertible senior notes had the right to require Kinross to repurchase the convertible senior notes on March 15, 2013, 2018 and 2023.  The repurchase price was equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest to the repurchase date, if any.  On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase the convertible senior notes on March 15, 2013.  On April 30, 2013, Kinross redeemed, in cash, the remaining convertible notes in the amount of $5.4 million.

iii.	Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of  $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of  5.125% senior notes due 2021 and $250.0 million principal amount of  6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions to the initial purchasers and expenses directly related to the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.   In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

iv.	Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $180.0 million (December 31, 2012 - $197.4 million) are pledged as security as part of the Kupol loan.

As at June 30, 2013, cash of $34.0 million (December 31, 2012 - $34.0 million) was restricted for payments related to this loan.

v.	Finance leases

At June 30, 2013, the Company had finance lease obligations totaling $nil (December 31, 2012 - $3.3 million).  Repayments on the finance leases were completed in June 2013.

vi.	Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at June 30, 2013, $164.1 million (December 31, 2012 - $164.1 million) was outstanding under this facility.

In addition, at June 30, 2013, the Company had approximately $40.6 million (December 31, 2012 - $44.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at June 30, 2013 and December 31, 2012, $nil was outstanding under such borrowings.

11.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2013	$719.8	$42.6	$762.4
Additions	-	5.6	5.6
Reductions	-	(4.4)	(4.4)
Reclamation spending	(10.8)	-	(10.8)
Accretion	8.9	-	8.9
Reclamation expenses	-	-	-
Balance at June 30, 2013	$717.9	$43.8	$761.7

Current portion	27.1	7.1	34.2
Non-current portion	690.8	36.7	727.5
	$717.9	$43.8	$761.7

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.  Reclamation and remediation obligations arise throughout the life of each mine.  The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligation.  The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at June 30, 2013, letters of credit totaling $203.4 million (December 31, 2012 – $204.0 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued under the Company's Letter of Credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

12.	COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2013 and year ended December 31, 2012 is as follows:

	Six months ended June 30, 2013		Year ended December 31, 2012
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000's)		(000's)
Common shares
Balance at January 1,	1,140,132	$14,530.5	1,137,732	$14,494.6
Under employee share purchase plan	623	4.0	758	7.2
Under stock option and restricted share plan	1,309	18.1	1,300	22.4
Under Underworld options	-	-	62	1.1
Under Red Back options	91	1.7	280	5.2
Balance, at end of period	1,142,155	$14,554.3	1,140,132	$14,530.5

Common share purchase warrants (a)
Balance at January 1,	45,454	$162.0	45,454	$162.0
Conversion of warrants	-	-	-	-
Expiry of warrants	-	-	-	-
Balance, at end of period	45,454	$162.0	45,454	$162.0
Total common share capital and common share purchase warrants		$14,716.3		$14,692.5
(a)   Amount includes only the value of the U.S. dollar denominated warrants.  Canadian dollar denominated warrants are considered an embedded derivative and classified as a liability (see Note 8).

i.	Dividends on common shares

The following summarizes dividends paid during the six months ended June 30, 2013. There were no dividends declared but unpaid at June 30, 2013.

	Per share	Total amount ($)
Dividends paid during the period:
Three months ended March 31, 2013	$0.08	91.3
Total		$91.3

ii.	Common share purchase warrants

The Company has issued both Canadian dollar denominated and U.S. dollar denominated common share purchase warrants.

(a)	Canadian dollar denominated common share purchase warrants

The following table summarizes information about the common share purchase warrants outstanding at June 30, 2013:

	Share equivalents of warrants (000's)	Weighted average exercise price (CDN$/warrant)
Balance at January 1, 2013	19,695	$32.00
Issued	-	-
Exercised	-	-
Balance at June 30, 2013	19,695	$32.00
These Canadian dollar denominated common share purchase warrants are classified as a liability (see Note 8) and expire on September 3, 2013.

(b)	U.S. dollar denominated common share purchase warrants

The following table summarizes information about the common share purchase warrants outstanding at June 30, 2013:

	Share equivalents of warrants (000's)	Weighted average exercise price ($/warrant)
Balance at January 1, 2013	25,759	$21.30
Issued	-	-
Exercised	-	-
Balance at June 30, 2013	25,759	$21.30

The U.S. dollar denominated common share purchase warrants expire on September 17, 2014.

13.	SHARE-BASED PAYMENTS

i.	Stock option plan

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2013:

	Six months ended June 30, 2013
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2013	14,650	$13.15
Granted	2,622	8.00
Exercised	(91)	3.84
Forfeited	(811)	11.95
Expired	(1,169)	20.53
Outstanding at end of period	15,201	$11.81

Exercisable at end of period	8,883	$13.47

For the six months ended June 30, 2013, the weighted average share price at the date of exercise was $9.59.

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the six months ended June 30, 2013:

2013

Weighted average share price (CDN$)	$8.00
Expected dividend yield	2.0%
Expected volatility	40.4%
Risk-free interest rate	1.4%
Estimated forfeiture rate	3.0%
Expected option life (in years)	4.5
Weighted average fair value per stock option granted (CDN$)	$2.36

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

ii.	Restricted share unit plan

The following table summarizes information about the restricted share units outstanding at June 30, 2013:

	Six months ended June 30, 2013
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2013	3,954	$12.00
Granted	2,651	7.95
Reinvested	53	9.72
Redeemed	(1,266)	13.20
Forfeited	(379)	10.97
Outstanding at end of period	5,013	$9.61

iii.	Restricted performance share unit plan

The following table summarizes information about the restricted performance share units outstanding at June 30, 2013:

	Six months ended June 30, 2013
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2013	843	$12.98
Granted	816	7.05
Reinvested	16	8.74
Redeemed	(43)	17.95
Forfeited	(126)	13.38
Outstanding at end of period	1,506	$9.55

iv.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the six months ended June 30, 2013 are as follows:

Six months ended June 30, 2013
DSUs granted (000's)	130
Weighted average grant-date fair value per unit (CDN$)	$6.38

There were 580,919 DSUs outstanding, for which the Company had recognized a liability of $2.9 million as at June 30, 2013 (December 31, 2012 - $4.4 million).

v.	Employee share purchase plan

The number of shares issued by the Company and the average price per share issued for the six months ended June 30, 2013 are as follows:

Six months ended June 30, 2013
Common shares issued (000's)	623
Average price of shares issued ($/share)	$6.45

14.	EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) from continuing operations attributable to common shareholders of Kinross for the three and six months ended June 30, 2013 was $(2,481.9) million and $(2,319.5) million, respectively (three and six months ended June 30, 2012 – $113.9 million and $212.5 million, respectively). Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the three and six months ended June 30, 2013 was $(3,203.0) million and $(3,042.5) million, respectively (three and six months ended June 30, 2012 - $153.6 million and $259.3 million, respectively).

(Number of common shares in thousands)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Basic weighted average shares outstanding:	1,141,698	1,138,122	1,141,162	1,138,518
Weighted average shares dilution adjustments:
Stock options (a)	-	923	-	1,177
Restricted shares	-	4,078	-	3,735
Performance shares	-	1,168	-	996
Common share purchase warrants (a)	-	-	-	-
Diluted weighted average shares outstanding	1,141,698	1,144,291	1,141,162	1,144,426

Weighted average shares dilution adjustments - exclusions: (b)
Stock options	15,047	11,861	15,562	11,841
Restricted shares	5,143	-	4,929	-
Performance shares	1,518	-	1,328	-
Common share purchase warrants	45,454	45,455	45,454	45,455
Convertible senior notes	-	53,647	26,930	47,080

(a)
Dilutive stock options and warrants were determined using the Company’s average share price for the period.  For the three and six months ended June 30, 2013, the average share price used was $5.82 and $7.02, respectively, (three and six months ended June 30, 2012: $8.57 and $9.77 per share, respectively).

(b)	These adjustments were excluded, as they are anti-dilutive.

15.	SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties.  The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds.  Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure.  It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team.  Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds.  These have been identified as non-operating segments.  There are no material intersegment transactions. Finance income, finance expense, other income (expense), and equity in losses of associate and joint venture are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador.  Kinross' decision to cease the development of FDN resulted in an impairment charge of $720.0 million in the second quarter of 2013.  As a result, FDN is no longer a reportable segment, and is considered a discontinued operation. See Note 4.

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine to a subsidiary of AngloGold Ashanti Ltd. for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  As a result, Crixás is no longer a reportable segment, and is considered a discontinued operation. See Note 4.

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments									Non-operating segments(a)
Three months ended June 30, 2013:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$ 139.9	60.3	165.2	63.6	77.3	226.9	65.1	86.3	83.4	-	$ 968.0
Cost of sales
Production cost of sales	56.9	35.0	101.9	36.0	59.3	84.9	22.8	66.6	50.1	-	513.5
Depreciation, depletion and amortization	25.3	9.3	26.3	29.5	11.0	27.9	18.8	28.4	31.7	1.9	210.1
Impairment charges	-	177.4	65.5	3.3	203.3	-	-	1,441.0	359.8	182.8	2,433.1
Total cost of sales	82.2	221.7	193.7	68.8	273.6	112.8	41.6	1,536.0	441.6	184.7	3,156.7
Gross profit (loss)	$ 57.7	(161.4)	(28.5)	(5.2)	(196.3)	114.1	23.5	(1,449.7)	(358.2)	(184.7)	$ (2,188.7)
Other operating expense (income)	-	-	(1.9)	(0.2)	0.1	-	(0.1)	9.2	2.2	0.1	9.4
Exploration and business development	1.1	-	-	3.2	0.5	6.2	3.1	9.3	3.0	16.8	43.2
General and administrative	-	-	-	-	-	4.3	-	-	-	38.1	42.4
Operating earnings (loss)	$ 56.6	(161.4)	(26.6)	(8.2)	(196.9)	103.6	20.5	(1,468.2)	(363.4)	(239.7)	$ (2,283.7)
Other income (expense) – net											(243.3)
Equity in losses of associate and joint venture											(2.2)
Finance income											2.3
Finance expense											(9.1)
Earnings (losses) from continuing operations before taxes											$ (2,536.0)
Loss from discontinued operations before taxes (d)											$ (727.3)
	Operating segments									Non-operating segments(a)

Three months ended June 30, 2012:	Fort Knox	Round Mountain	Paracatu	La Coipa (e)	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total (e)
Revenue
Metal sales	$116.6	84.9	189.0	46.9	98.6	230.0	64.1	74.0	101.5	-	$1,005.6
Cost of sales
Production cost of sales	54.5	34.7	108.2	34.9	44.5	73.2	20.5	44.5	49.1	-	464.1
Depreciation, depletion and amortization	11.3	8.4	19.2	6.2	5.5	29.4	18.2	19.9	36.9	2.0	157.0
Total cost of sales	65.8	43.1	127.4	41.1	50.0	102.6	38.7	64.4	86.0	2.0	621.1
Gross profit (loss)	$50.8	41.8	61.6	5.8	48.6	127.4	25.4	9.6	15.5	(2.0)	$384.5
Other operating expense (income)	-	-	(1.6)	0.1	-	0.1	(0.2)	5.9	1.4	5.0	10.7
Exploration and business development	1.5	-	0.3	2.7	0.2	5.6	5.1	28.1	3.6	23.5	70.6
General and administrative	-	-	-	-	-	2.3	-	-	-	41.7	44.0
Operating earnings (loss)	$49.3	41.8	62.9	3.0	48.4	119.4	20.5	(24.4)	10.5	(72.2)	$259.2
Other income (expense) – net											(31.2)
Equity in losses of associate and joint venture											(1.5)
Finance income											1.1
Finance expense											(9.0)
Earnings from continuing operations before taxes											$218.6
Earnings from discontinued operations before taxes (d)											$104.7

	Operating segments								Non-operating segments (a)
Six months ended June 30, 2013:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$332.9	122.7	362.5	155.3	166.0	364.2	128.8	197.7	196.0	-	$2,026.1
Cost of sales
Production cost of sales	122.8	66.2	203.3	76.3	119.1	130.8	43.1	126.8	100.8	-	989.2
Depreciation, depletion and amortization	52.5	14.2	52.4	66.3	43.3	42.8	35.2	61.7	65.5	3.9	437.8
Impairment charges	-	177.4	65.5	3.3	203.3	-	-	1,441.0	359.8	182.8	2,433.1
Total cost of sales	175.3	257.8	321.2	145.9	365.7	173.6	78.3	1,629.5	526.1	186.7	3,860.1
Gross profit (loss)	$157.6	(135.1)	41.3	9.4	(199.7)	190.6	50.5	(1,431.8)	(330.1)	(186.7)	$(1,834.0)
Other operating expense (income)	-	-	1.2	0.2	-	-	(0.2)	23.5	2.5	6.2	33.4
Exploration and business development	1.6	0.1	-	4.4	0.6	12.1	5.6	18.5	6.2	32.6	81.7
General and administrative	-	-	-	-	-	7.2	-	-	-	74.7	81.9
Operating earnings (loss)	$156.0	(135.2)	40.1	4.8	(200.3)	171.3	45.1	(1,473.8)	(338.8)	(300.2)	$(2,031.0)
Other income (expense) - net											(251.7)
Equity in losses of associate and joint venture											(3.1)
Finance income											4.3
Finance expense											(17.7)
Earnings (losses) from continuing operations before taxes											$(2,299.2)
Loss from discontinued operations before taxes (d)											$(729.2)
	Operating segments									Non-operating segments(a)
Six months ended June 30, 2012:	Fort Knox	Round Mountain	Paracatu	La Coipa (e)	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other(b)	Total (e)
Revenue
Metal sales	$219.3	158.9	376.3	118.2	213.9	415.6	131.1	143.4	234.0	-	$2,010.7
Cost of sales
Production cost of sales	106.5	71.9	213.6	78.5	88.2	134.4	39.5	80.4	102.8	-	915.8
Depreciation, depletion and amortization	20.4	16.2	33.8	10.5	11.8	53.0	37.1	33.7	78.7	4.3	299.5
Total cost of sales	126.9	88.1	247.4	89.0	100.0	187.4	76.6	114.1	181.5	4.3	1,215.3
Gross profit (loss)	$92.4	70.8	128.9	29.2	113.9	228.2	54.5	29.3	52.5	(4.3)	$795.4
Other operating expense (income)	-	-	(0.6)	0.1	0.2	0.2	(0.2)	9.8	1.6	11.1	22.2
Exploration and business development	2.4	1.0	0.6	5.4	0.4	10.1	9.6	50.0	6.3	42.5	128.3
General and administrative	-	-	-	-	-	2.3	-	-	-	81.4	83.7
Operating earnings (loss)	$90.0	69.8	128.9	23.7	113.3	215.6	45.1	(30.5)	44.6	(139.3)	$561.2
Other income (expense) – net											(20.6)
Equity in losses of associate and joint venture											(1.5)
Finance income											2.1
Finance expense											(18.8)
Earnings from continuing operations before taxes											$522.4
Earnings from discontinued operations before taxes (d)											$115.8

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Discontinued Operation (d)	Total
Property, plant and equipment at:
June 30, 2013	$ 496.0	145.9	1,850.5	132.8	541.7	1,163.2	73.5	762.9	1,135.2	442.3	-	$ 6,744.0

Total assets at:
June 30, 2013	$ 708.5	198.7	2,154.7	486.5	774.2	2,281.5	115.0	1,417.9	1,290.6	1,617.8	2.4	$ 11,047.8

Capital expenditures for three months ended June 30, 2013(c)	$ 29.6	13.6	26.8	2.3	10.4	24.7	1.1	185.4	29.7	4.0	6.1	$ 333.7

Capital expenditures for six months ended June 30, 2013 (c)	$ 79.8	23.9	32.9	3.7	26.4	54.1	2.3	368.0	62.4	9.2	14.3	$ 677.0

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	La Coipa (e)	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other(b)	Discontinued Operations (d)	Total (e)
Property, plant and equipment at:
December 31, 2012	$ 463.1	250.8	1,871.1	197.9	585.8	1,151.4	106.3	1,876.7	1,138.7	620.2	706.1	8,968.1

Total assets at:
December 31, 2012	$ 668.7	359.5	2,222.5	534.4	1,023.4	2,096.3	148.8	2,517.7	1,710.7	2,891.0	709.6	14,882.6

Capital expenditures for three months ended June 30, 2012(c)	$ 49.4	22.5	83.7	22.6	59.0	47.0	3.2	204.5	22.0	19.4	21.7	555.0

Capital expenditures for the six months ended June 30, 2012(c)	$ 74.2	36.1	158.3	37.0	94.6	86.9	3.7	464.5	44.5	39.2	49.1	1,088.1

(a) Non-operating segments include development properties.
(b) Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).
(c) Segmented capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statement of cash flows are presented on a cash basis.
(d) On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador. On June 28, 2012, the Company disposed of its interest in Crixás. See Note 4.
(e) Amount has been recast as a result of the adoption of IFRS 11 “Joint Arrangements” on January 1, 2013. See Note 3.

16.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases

        The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

ii.	Contingencies

General

        Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency

The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) granting in part and denying in part the defendants’ motion to dismiss the Amended U.S. Complaint.  The Order granted the defendants’ motion to dismiss with respect to all claims based on (a) Kinross’ disclosures about its due diligence for the Red Back acquisition, and (b) Kinross’ disclosures before August 10, 2011 about the Tasiast development schedule.  The Order denied the defendants’ motion to dismiss City of Austin’s allegations that the defendants made misleading statements about the Tasiast development schedule between August 10, 2011 and January 17, 2012.  On April 5, 2013, the defendants filed a motion asking the Court to reconsider the portions of the Order allowing the City of Austin’s claims to proceed.  On April 8, 2013, the Court (i) directed the City of Austin to respond to defendants’ motion for reconsideration by April 19, 2013, and (ii) stated that it will wait until after its ruling on defendants’ motion for reconsideration before entering a case management schedule governing any future proceedings in the lawsuit.  The City of Austin filed a response on April 19, 2013 and the defendants filed a reply on May 1, 2013.  On June 6, 2013 the Court issued an opinion and order denying the defendants’ motion for reconsideration.  On July 8, 2013 the defendants filed their answer to the Amended U.S. Complaint.  The parties are now proceeding to the fact discovery phase of litigation, which includes the production of information and documents, and later the oral depositions of witnesses.  The defendants intend to vigorously defend against the surviving claims of the Amended U.S. Complaint and believe they are without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”).  A statement of claim in the First Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiff’s certification motion has been scheduled for October 22-25, 2013. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

17.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Aurelian Resources Inc., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd.  All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes. Kinross Gold U.S.A., Inc., previously a guarantor of the senior notes, is no longer a guarantor under the Credit Agreement and, consequently, was released in June 2013 as a guarantor, in accordance with release provisions of the indenture.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at June 30, 2013 and December 31, 2012 and the consolidating statements of operations, statements of comprehensive income (loss) and statements of cash flows for the six months ended June 30, 2013 and 2012.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.  As Kinross Gold U.S.A., Inc. is no longer a guarantor of the senior notes, the consolidating balance sheet and the consolidating statements of operations, comprehensive income (loss) and cash flows for the comparative periods have been recast.

Consolidating balance sheet as at June 30, 2013

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$ 141.7	$ 230.4	$ -	$ 372.1	$ 791.0	$ -	$ 1,163.1
Restricted cash	15.5	3.9	-	19.4	39.4	-	58.8
Short-term investments	-	-	-	-	-	-	-
Accounts receivable and other assets	6.0	113.3	-	119.3	205.4	-	324.7
Intercompany receivables	569.0	2,790.3	(309.7)	3,049.6	4,127.7	(7,177.3)	-
Inventories	-	497.5	-	497.5	783.6	-	1,281.1
Unrealized fair value of derivative assets	-	1.4	-	1.4	1.2	-	2.6
	732.2	3,636.8	(309.7)	4,059.3	5,948.3	(7,177.3)	2,830.3
Non-current assets
Property, plant and equipment	21.6	3,238.1	-	3,259.7	3,484.3	-	6,744.0
Goodwill	-	124.3	-	124.3	352.5	-	476.8
Long-term investments	18.5	0.3	-	18.8	7.5	-	26.3
Investments in associate and joint ventures	-	20.0	-	20.0	299.2	-	319.2
Intercompany investments	6,832.5	(726.0)	(3,636.1)	2,470.4	7,544.4	(10,014.8)	-
Unrealized fair value of derivative assets	-	0.7	-	0.7	0.1	-	0.8
Deferred charges and other long-term assets	8.2	149.0	-	157.2	384.3	-	541.5
Long-term intercompany receivables	1,956.2	631.3	(1,386.6)	1,200.9	2,121.3	(3,322.2)	-
Deferred tax assets	-	16.7	-	16.7	92.2	-	108.9
Total assets	$ 9,569.2	$ 7,091.2	$ (5,332.4)	$ 11,328.0	$ 20,234.1	$ (20,514.3)	$ 11,047.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 51.4	$ 184.6	$ -	$ 236.0	$ 341.3	$ -	$ 577.3
Intercompany payables	177.3	734.8	(309.7)	602.4	6,709.6	(7,312.0)	-
Current tax payable	-	25.9	-	25.9	28.5	-	54.4
Current portion of long-term debt	-	-	-	-	60.0	-	60.0
Current portion of provisions	-	24.7	-	24.7	9.5	-	34.2
Current portion of unrealized fair value of derivative liabilities	3.3	36.0	-	39.3	2.6	-	41.9
	232.0	1,006.0	(309.7)	928.3	7,151.5	(7,312.0)	767.8
Non-current liabilities
Long-term debt	1,980.1	-	-	1,980.1	107.1	-	2,087.2
Provisions	9.6	532.9	-	542.5	185.0	-	727.5
Unrealized fair value of derivative liabilities	2.2	23.3	-	25.5	0.8	-	26.3
Other long-term liabilities	-	85.7	-	85.7	53.3	-	139.0
Long-term intercompany payables	658.8	1,666.4	(1,386.6)	938.6	2,248.9	(3,187.5)	-
Deferred tax liabilities	-	140.8	-	140.8	396.1	-	536.9
Total liabilities	2,882.7	3,455.1	(1,696.3)	4,641.5	10,142.7	(10,499.5)	4,284.7

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$ 14,716.3	$ 2,975.1	$ (2,975.1)	$ 14,716.3	$ 17,588.9	$ (17,588.9)	$ 14,716.3
Contributed surplus	87.3	82.8	(82.8)	87.3	1,395.6	(1,395.6)	87.3
Retained earnings (accumulated deficit)	(8,070.9)	616.4	(616.4)	(8,070.9)	(8,963.2)	8,963.2	(8,070.9)
Accumulated other comprehensive income (loss)	(46.2)	(38.2)	38.2	(46.2)	(6.5)	6.5	(46.2)
Total common shareholders' equity	6,686.5	3,636.1	(3,636.1)	6,686.5	10,014.8	(10,014.8)	6,686.5
Non-controlling interest	-	-	-	-	76.6	-	76.6
Total equity	6,686.5	3,636.1	(3,636.1)	6,686.5	10,091.4	(10,014.8)	6,763.1

Total liabilities and equity	$ 9,569.2	$ 7,091.2	$ (5,332.4)	$ 11,328.0	$ 20,234.1	$ (20,514.3)	$ 11,047.8

Consolidating balance sheet as at December 31, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$ 642.6	$ 177.4	$ -	$ 820.0	$ 812.7	$ -	$ 1,632.7
Restricted cash	15.5	3.0	-	18.5	39.6	-	58.1
Short-term investments	349.8	-	-	349.8	-	-	349.8
Accounts receivable and other assets	6.5	128.7	-	135.2	145.7	-	280.9
Intercompany receivables	528.6	2,431.4	(275.4)	2,684.6	4,256.5	(6,941.1)	-
Inventories	-	504.7	-	504.7	750.2	-	1,254.9
Unrealized fair value of derivative assets	3.1	6.4	-	9.5	5.5	-	15.0
	1,546.1	3,251.6	(275.4)	4,522.3	6,010.2	(6,941.1)	3,591.4
Non-current assets
Property, plant and equipment	20.9	3,455.4	-	3,476.3	5,491.8	-	8,968.1
Goodwill	-	424.4	-	424.4	712.3	-	1,136.7
Long-term investments	33.5	1.4	-	34.9	14.2	-	49.1
Investments in associate and joint ventures	-	20.3	-	20.3	515.8	-	536.1
Intercompany investments	9,873.6	1,701.6	(6,390.7)	5,184.5	8,545.3	(13,729.8)	-
Unrealized fair value of derivative assets	2.1	2.9	-	5.0	4.6	-	9.6
Deferred charges and other long-term assets	7.5	162.4	-	169.9	375.6	-	545.5
Long-term intercompany receivables	1,704.2	637.0	(1,174.3)	1,166.9	1,942.7	(3,109.6)	-
Deferred tax assets	-	11.6	-	11.6	34.5	-	46.1
Total assets	$ 13,187.9	$ 9,668.6	$ (7,840.4)	$ 15,016.1	$ 23,647.0	$ (23,780.5)	$ 14,882.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 71.5	$ 229.9	$ -	$ 301.4	$ 334.8	$ -	$ 636.2
Intercompany payables	198.9	696.5	(275.4)	620.0	6,453.2	(7,073.2)	-
Current tax payable	-	73.2	-	73.2	20.0	-	93.2
Current portion of long-term debt	452.9	3.3	-	456.2	60.0	-	516.2
Current portion of provisions	-	31.7	-	31.7	10.3	-	42.0
Current portion of unrealized fair value of derivative liabilities	0.4	20.3	-	20.7	1.3	-	22.0
	723.7	1,054.9	(275.4)	1,503.2	6,879.6	(7,073.2)	1,309.6
Non-current liabilities
Long-term debt	1,980.3	-	-	1,980.3	136.1	-	2,116.4
Provisions	9.9	526.2	-	536.1	184.3	-	720.4
Unrealized fair value of derivative liabilities	2.7	7.7	-	10.4	0.1	-	10.5
Other long-term liabilities	1.3	82.0	-	83.3	42.3	-	125.6
Long-term intercompany payables	619.8	1,460.7	(1,174.3)	906.2	2,071.3	(2,977.5)	-
Deferred tax liabilities	-	146.4	-	146.4	528.0	-	674.4
Total liabilities	3,337.7	3,277.9	(1,449.7)	5,165.9	9,841.7	(10,050.7)	4,956.9

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$ 14,692.5	$ 2,975.1	$ (2,975.1)	$ 14,692.5	$ 18,602.8	$ (18,602.8)	$ 14,692.5
Contributed surplus	89.9	82.8	(82.8)	89.9	1,358.0	(1,358.0)	89.9
Retained earnings (accumulated deficit)	(4,937.1)	3,344.3	(3,344.3)	(4,937.1)	(6,235.5)	6,235.5	(4,937.1)
Accumulated other comprehensive income (loss)	4.9	(11.5)	11.5	4.9	4.5	(4.5)	4.9
Total common shareholders' equity	9,850.2	6,390.7	(6,390.7)	9,850.2	13,729.8	(13,729.8)	9,850.2
Non-controlling interest	-	-	-	-	75.5	-	75.5
Total equity	9,850.2	6,390.7	(6,390.7)	9,850.2	13,805.3	(13,729.8)	9,925.7

Total liabilities and equity	$ 13,187.9	$ 9,668.6	$ (7,840.4)	$ 15,016.1	$ 23,647.0	$ (23,780.5)	$ 14,882.6

Consolidating statement of operations for the six months ended June 30, 2013
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$ -	$ 1,139.4	$ -	$ 1,139.4	$ 886.7	$ -	$ 2,026.1

Cost of sales
Production cost of sales	-	587.8	-	587.8	401.4	-	989.2
Depreciation, depletion and amortization	2.9	244.1	-	247.0	190.8	-	437.8
Impairment charges	-	449.5	-	449.5	1,983.6	-	2,433.1
Total cost of sales	2.9	1,281.4	-	1,284.3	2,575.8	-	3,860.1
Gross profit (loss)	(2.9)	(142.0)	-	(144.9)	(1,689.1)	-	(1,834.0)
Other operating expense	2.0	1.4	-	3.4	30.0	-	33.4
Exploration and business development	14.7	7.7	-	22.4	59.3	-	81.7
General and administrative	49.3	2.9	-	52.2	29.7	-	81.9
Operating earnings (loss)	(68.9)	(154.0)	-	(222.9)	(1,808.1)	-	(2,031.0)
Other income (expense) - net	0.8	(19.8)	-	(19.0)	(210.3)	(22.4)	(251.7)
Equity in gains (losses) of associate, joint venture and intercompany investments	(2,257.3)	(1,728.9)	1,967.1	(2,019.1)	(2.8)	2,018.8	(3.1)
Finance income	14.1	1.5	(1.0)	14.6	20.7	(31.0)	4.3
Finance expense	(5.7)	(8.8)	1.0	(13.5)	(35.2)	31.0	(17.7)
Earnings (loss) before taxes	(2,317.0)	(1,910.0)	1,967.1	(2,259.9)	(2,035.7)	1,996.4	(2,299.2)
Income tax recovery (expense) - net	(2.5)	(57.1)	-	(59.6)	40.4	-	(19.2)
Earnings (loss) from continuing operations after tax	(2,319.5)	(1,967.1)	1,967.1	(2,319.5)	(1,995.3)	1,996.4	(2,318.4)
Earnings (loss) from discontinued operations after tax	(723.0)	(723.0)	723.0	(723.0)	(723.0)	723.0	(723.0)
Net earnings (loss)	$ (3,042.5)	$ (2,690.1)	$ 2,690.1	$ (3,042.5)	$ (2,718.3)	$ 2,719.4	$ (3,041.4)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$ -	$ -	$ -	$ -	$ 1.1	$ -	$ 1.1
Common shareholders	$ (2,319.5)	$ (1,967.1)	$ 1,967.1	$ (2,319.5)	$ (1,996.4)	$ 1,996.4	$ (2,319.5)
Net earnings (loss) attributable to:
Non-controlling interest	$ -	$ -	$ -	$ -	$ 1.1	$ -	$ 1.1
Common shareholders	$ (3,042.5)	$ (2,690.1)	$ 2,690.1	$ (3,042.5)	$ (2,719.4)	$ 2,719.4	$ (3,042.5)

Consolidating statement of operations for the six months ended June 30, 2012
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$ -	$ 1,086.7	$ -	$ 1,086.7	$ 924.0	$ -	$ 2,010.7

Cost of sales
Production cost of sales	-	560.0	-	560.0	355.8	-	915.8
Depreciation, depletion and amortization	3.1	111.9	-	115.0	184.5	-	299.5
Impairment charges	-	-	-	-	-	-	-
Total cost of sales	3.1	671.9	-	675.0	540.3	-	1,215.3
Gross profit (loss)	(3.1)	414.8	-	411.7	383.7	-	795.4
Other operating expense	2.9	(0.2)	-	2.7	19.5	-	22.2
Exploration and business development	19.7	10.8	-	30.5	97.8	-	128.3
General and administrative	56.9	3.0	-	59.9	23.8	-	83.7
Operating earnings (loss)	(82.6)	401.2	-	318.6	242.6	-	561.2
Other income (expense) - net	4.6	(19.4)	-	(14.8)	666.7	(672.5)	(20.6)
Equity in gains (losses) of associate, joint venture and intercompany investments	284.8	(101.6)	(183.0)	0.2	(2.9)	1.2	(1.5)
Finance income	14.3	1.4	-	15.7	7.7	(21.3)	2.1
Finance expense	(5.7)	(8.2)	-	(13.9)	(26.2)	21.3	(18.8)
Earnings (loss) before taxes	215.4	273.4	(183.0)	305.8	887.9	(671.3)	522.4
Income tax recovery (expense) - net	(4.4)	(90.4)	-	(94.8)	(223.7)	-	(318.5)
Earnings (loss) from continuing operations after tax	211.0	183.0	(183.0)	211.0	664.2	(671.3)	203.9
Earnings (loss) from discontinued operations after tax	48.3	2.9	(2.9)	48.3	47.0	(48.5)	46.8
Net earnings (loss)	$ 259.3	$ 185.9	$ (185.9)	$ 259.3	$ 711.2	$ (719.8)	$ 250.7
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$ -	$ -	$ -	$ -	$ (8.6)	$ -	$ (8.6)
Common shareholders	$ 211.0	$ 183.0	$ (183.0)	$ 211.0	$ 672.8	$ (671.3)	$ 212.5
Net earnings (loss) attributed to:
Non-controlling interest	$ -	$ -	$ -	$ -	$ (8.6)	$ -	$ (8.6)
Common shareholders	$ 259.3	$ 185.9	$ (185.9)	$ 259.3	$ 719.8	$ (719.8)	$ 259.3

Consolidating statement of comprehensive income (loss) for the six months ended June 30, 2013
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$(3,042.5)	$(2,690.1)	$2,690.1	$(3,042.5)	$(2,718.3)	$2,719.4	$(3,041.4)

Other comprehensive income (loss), net of tax:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(15.8)	(1.1)	-	(16.9)	(6.3)	-	(23.2)
Reclassification to earnings for impairment charges	10.0	1.0	-	11.0	3.1	-	14.1
Accumulated other comprehensive loss related to investments sold (b)	-	-	-	-	-	-	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(7.2)	(28.6)	-	(35.8)	(5.2)	-	(41.0)
Accumulated other comprehensive income (loss) related to derivatives settled (d)	(0.3)	0.9	-	0.6	(1.6)	-	(1.0)
	(13.3)	(27.8)	-	(41.1)	(10.0)	-	(51.1)
Equity in other comprehensive income (loss) of intercompany investments	(37.8)	-	27.8	(10.0)	-	10.0	-
Total comprehensive income (loss)	$(3,093.6)	$(2,717.9)	$2,717.9	$(3,093.6)	$(2,728.3)	$2,729.4	$(3,092.5)

Comprehensive income (loss) from continuing operations	$(2,370.6)	$(1,994.9	$1,994.9	$(2,370.6)	$(2,005.3)	$2,006.4	$(2,369.5)
Comprehensive income (loss) from discontinued operations	(723.0)	(723.0)	723.0	(723.0)	(723.0)	723.0	(723.0)
Comprehensive income (loss)	$(3,093.6)	$(2,717.9)	$2,717.9	$(3,093.6)	$(2,728.3)	$2,729.4	$(3,092.5)
Attributable to non-controlling interest	$-	$-	$-	$-	$1.1	$-	$1.1
Attributable to common shareholders	$(3,093.6)	$(2,717.9)	$2,717.9	$(3,093.6)	$(2,729.4)	$2,2729.4	$(3,093.6)

(a) Net of tax of	$-	$-	$-	$-	$(0.2)	$-	$(0.2)
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$(13.7)	$-	$(13.7)	$(2.4)	$-	$(16.1)
(d) Net of tax of	$-	$1.6	$-	$1.6	$(0.5)	$-	$1.1

Consolidating statement of comprehensive income (loss) for the six months ended June 30, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$259.3	$185.9	$(185.9)	$259.3	$711.2	$(719.8)	$250.7

Other comprehensive income (loss), net of tax:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(9.0)	1.2	-	(7.8)	(6.6)	-	(14.4)
Reclassification to earnings for impairment charges	11.7	-	-	11.7	8.5	-	20.2
Accumulated other comprehensive loss related to investments sold (b)	(0.1)	-	-	(0.1)	-	-	(0.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	0.1	1.7	-	1.8	(1.1)	-	0.7
Accumulated other comprehensive income (loss) related to derivatives settled (d)	0.4	8.7	-	9.1	45.9	-	55.0
	3.1	11.6	-	14.7	46.7	-	61.4
Equity in other comprehensive income (loss) of intercompany investments	58.3	-	(11.6)	46.7	-	(46.7)	-
Total comprehensive income (loss)	$320.7	$197.5	$(197.5)	$320.7	$757.9	$(766.5)	$312.1

Comprehensive income (loss) from continuing operations	$272.4	$194.6	$(194.6)	$272.4	$710.9	$(718.0)	$265.3
Comprehensive income (loss) from discontinued operations	48.3	2.9	(2.9)	48.3	47.0	(48.5)	46.8
Comprehensive income (loss)	$320.7	$197.5	$(197.5)	$320.7	$757.9	$(766.5)	$312.1
Attributable to non-controlling interest	$-	$-	$-	$-	$(8.6)	$-	$(8.6)
Attributable to common shareholders	$320.7	$197.5	$(197.5)	$320.7	$766.5	$(766.5)	$320.7

(a) Net of tax of	$(0.9)	$-	$-	$(0.9)	$(1.3)	$-	$(2.2)
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$(2.5)	$-	$(2.5)	$(0.2)	$-	$(2.7)
(d) Net of tax of	$-	$4.2	$-	$4.2	$(0.6)	$-	$3.6

Consolidating statement of cash flows for the six months ended June 30, 2013
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$ (2,319.5)	$ (1,967.1)	$ 1,967.1	$ (2,319.5)	$ (1,995.3)	$ 1,996.4	$ (2,318.4)
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	2.9	244.1	-	247.0	190.8	-	437.8
Loss (gains) on sale of other assets - net	-	(0.8)	-	(0.8)	0.2	-	(0.6)
Impairment charges	-	449.5	-	449.5	1,983.6	-	2,433.1
Impairment of investments	10.0	1.1	-	11.1	222.0	-	233.1
Equity in (gains) losses of associate, joint venture and intercompany investments	2,257.3	1,728.9	(1,967.1)	2,019.1	2.8	(2,018.8)	3.1
Non-hedge derivative gains - net	(0.1)	-	-	(0.1)	-	-	(0.1)
Settlement of derivative instruments	0.2	-	-	0.2	-	-	0.2
Share-based compensation expense	18.1	-	-	18.1	-	-	18.1
Accretion expense	0.6	6.1	-	6.7	3.8	-	10.5
Deferred tax (recovery) expense	-	1.4	-	1.4	(186.3)	-	(184.9)
Foreign exchange (gains) losses and other	(3.3)	10.9	-	7.6	30.9	-	38.5
Changes in operating assets and liabilities:
Accounts receivable and other assets	(0.4)	4.0	-	3.6	(77.7)	-	(74.1)
Inventories	-	0.7	-	0.7	(43.4)	-	(42.7)
Accounts payable and accrued liabilities	(14.7)	9.7	-	(5.0)	97.6	-	92.6
Cash flow provided from (used in) operating activities	(48.9)	488.5	-	439.6	229.0	(22.4)	646.2
Income taxes paid	(1.4)	(78.6)	-	(80.0)	(94.5)	-	(174.5)
Net cash flow of continuing operations provided from (used in) operating activities	(50.3)	409.9	-	359.6	134.5	(22.4)	471.7
Net cash flow of discontinued operations provided from (used in) operating activities	-	(0.1)	-	(0.1)	(9.6)	-	(9.7)
Investing:
Additions to property, plant and equipment	(4.9)	(171.0)	-	(175.9)	(454.6)	-	(630.5)
Net proceeds from (additions to) long-term investments and other assets	(0.7)	(10.2)	-	(10.9)	(32.4)	-	(43.3)
Net proceeds from the sale of property, plant and equipment	-	1.3	-	1.3	0.1	-	1.4
Disposals of short-term investments	349.8	-	-	349.8	-	-	349.8
Increase (decrease) in restricted cash	-	(0.9)	-	(0.9)	-	-	(0.9)
Interest received	0.9	0.7	-	1.6	2.6	-	4.2
Other	-	-	-	-	-	-	-
Net cash flow of continuing operations provided from (used in) investing activities	345.1	(180.1)	-	165.0	(484.3)	-	(319.3)
Net cash flow of discontinued operations provided from (used in) investing activities	-	-	-	-	(14.3)	-	(14.3)
Financing:
Issuance of common shares on exercise of options and warrants	3.0	-	-	3.0	-	-	3.0
Proceeds from issuance of debt	-	-	-	-	-	-	-
Repayment of debt	(460.0)	(3.3)	-	(463.3)	(30.0)	-	(493.3)
Interest paid	-	-	-	-	(2.7)	-	(2.7)
Dividends received from (paid to) common shareholders and subsidiaries	(67.2)	(38.1)	-	(105.3)	(8.4)	22.4	(91.3)
Intercompany advances	(269.8)	(135.3)	-	(405.1)	405.1	-	-
Other	(1.7)	-	-	(1.7)	-	-	(1.7)
Net cash flow of continuing operations provided from (used in) financing activities	(795.7)	(176.7)	-	(972.4)	364.0	22.4	(586.0)
Net cash flow of discontinued operations provided from (used in) financing activities	-	-	-	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(12.0)	-	(12.0)
Increase (decrease) in cash and cash equivalents	(500.9)	53.0	-	(447.9)	(21.7)	-	(469.6)
Cash and cash equivalents, beginning of period	642.6	177.4	-	820.0	812.7	-	1,632.7
Cash and cash equivalents, end of period	$ 141.7	$ 230.4	$ -	$ 372.1	$ 791.0	$ -	$ 1,163.1

Consolidating statement of cash flows for the six months ended June 30, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$ 211.0	$ 183.0	$ (183.0)	$ 211.0	$ 664.2	$ (671.3)	$ 203.9
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	3.1	111.9	-	115.0	184.5	-	299.5
Loss (gains) on sale of other assets - net	(0.1)	(0.2)	-	(0.3)	0.8	-	0.5
Impairment charges	-	-	-	-	-	-	-
Impairment of investments	11.7	-	-	11.7	8.5	-	20.2
Equity in (gains) losses of associate, joint venture and intercompany investments	(284.8)	101.6	183.0	(0.2)	2.9	(1.2)	1.5
Non-hedge derivative gains - net	(13.5)	-	-	(13.5)	-	-	(13.5)
Settlement of derivative instruments	-	-	-	-	48.7	-	48.7
Share-based compensation expense	18.9	-	-	18.9	-	-	18.9
Accretion expense	0.5	6.1	-	6.6	4.1	-	10.7
Deferred tax (recovery) expense	0.9	28.7	-	29.6	53.7	-	83.3
Foreign exchange (gains) losses and other	1.8	(9.6)	-	(7.8)	(31.0)	-	(38.8)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.9)	(49.0)	-	(51.9)	(30.9)	-	(82.8)
Inventories	-	(28.0)	-	(28.0)	(21.8)	-	(49.8)
Accounts payable and accrued liabilities	(17.5)	56.6	-	39.1	109.3	-	148.4
Cash flow provided from (used in) operating activities	(70.9)	401.1	-	330.2	993.0	(672.5)	650.7
Income taxes paid	(0.8)	(59.2)	-	(60.0)	(129.5)	-	(189.5)
Net cash flow of continuing operations provided from (used in) operating activities	(71.7)	341.9	-	270.2	863.5	(672.5)	461.2
Net cash flow of discontinued operations provided from (used in) operating activities	-	4.7	-	4.7	(7.5)	-	(2.8)
Investing:
Additions to property, plant and equipment	(4.4)	(360.6)	-	(365.0)	(555.3)	-	(920.3)
Net proceeds from (additions to) long-term investments and other assets	(1.0)	26.0	-	25.0	(11.5)	-	13.5
Net proceeds from the sale of property, plant and equipment	-	0.2	-	0.2	-	-	0.2
Disposals of short-term investments	-	-	-	-	1.1	-	1.1
Increase (decrease) in restricted cash	-	1.3	-	1.3	-	-	1.3
Interest received	0.6	0.4	-	1.0	1.1	-	2.1
Other	-	(0.3)	-	(0.3)	0.4	-	0.1
Net cash flow of continuing operations provided from (used in) investing activities	(4.8)	(333.0)	-	(337.8)	(564.2)	-	(902.0)
Net cash flow of discontinued operations provided from (used in) investing activities	-	-	-	-	180.3	-	180.3
Financing:
Issuance of common shares on exercise of options and warrants	3.5	-	-	3.5	-	-	3.5
Proceeds from issuance of debt	-	296.3	-	296.3	-	-	296.3
Repayment of debt	-	(322.4)	-	(322.4)	(0.1)	-	(322.5)
Interest paid	(1.4)	(0.4)	-	(1.8)	(3.0)	-	(4.8)
Dividends received from (paid to) common shareholders and subsidiaries	122.7	-	-	122.7	(886.3)	672.5	(91.1)
Intercompany advances	(604.3)	(37.2)	-	(641.5)	641.5	-	-
Other	(2.1)	-	-	(2.1)	1.3	-	(0.8)
Net cash flow of continuing operations provided from (used in) financing activities	(481.6)	(63.7)	-	(545.3)	(246.6)	672.5	(119.4)
Net cash flow of discontinued operations provided from (used in) financing activities	-	-	-	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(4.4)	-	(4.4)
Increase (decrease) in cash and cash equivalents	(558.1)	(50.1)	-	(608.2)	221.1	-	(387.1)
Cash and cash equivalents, beginning of period	1,062.7	134.8	-	1,197.5	527.3	-	1,724.8
Cash and cash equivalents, end of period	$ 504.6	$ 84.7	$ -	$ 589.3	$ 748.4	$ -	$ 1,337.7